Filed by Portman Ridge Finance Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OHA Investment Corporation

Commission File No. 814-00672

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2019

Portman Ridge Finance Corporation

(Exact name of registrant as specified in its charter)

Delaware	814-00735	20-5951150
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

650 Madison Avenue, 23rd Floor
New York, New York		10022
(Address of principal executive offices)		(Zip Code)

(Registrant’s telephone number, including area code): (212) 891-2880

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PTMN	The NASDAQ Global Select Market
6.125% Notes due 2022	KCAPL	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 31, 2019, Portman Ridge Finance Corporation, a Delaware corporation (“PTMN”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Storm Acquisition Sub Inc., a Maryland corporation and a direct wholly-owned subsidiary of PTMN (“Acquisition Sub”), OHA Investment Corporation, a Maryland corporation (“OHAI”), and Sierra Crest Investment Management LLC, a Delaware limited liability company (“Sierra Crest”).

The Merger Agreement provides that (i) Acquisition Sub will merge with and into OHAI (the “First Merger”), with OHAI continuing as the surviving corporation, and (ii) immediately after the effectiveness of the First Merger, OHAI will merge with and into PTMN, with PTMN continuing as the surviving corporation.

The board of directors of each of PTMN, Acquisition Sub and OHAI, and the managing member of Sierra Crest, have each unanimously approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the effective time of the First Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of OHAI (“OHAI Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares held by subsidiaries of OHAI or held, directly or indirectly, by PTMN or Acquisition Sub (“Canceled Shares”)) will be converted into the right to receive (i) an amount in cash equal to (A) $8,000,000 (as such amount may be adjusted as described in the last paragraph of this section entitled “Merger Consideration”) (the “Aggregate Cash Consideration”) divided by (B) the number of shares of OHAI Common Stock issued and outstanding as of the Determination Date (as defined below) (excluding any Canceled Shares), and (ii) a number of shares of common stock, par value $0.01 per share, of PTMN (“PTMN Common Stock”) equal to the Exchange Ratio (as defined below).

Under the Merger Agreement, three days prior to the Closing Date (as defined in the Merger Agreement) (such date, the “Determination Date”), each of OHAI and PTMN will deliver to the other a calculation of its estimated net asset value as of 5:00 pm eastern time on the day prior to the Closing Date (such calculation with respect to OHAI, the “Closing OHAI Net Asset Value” and such calculation with respect to PTMN, the “Closing PTMN Net Asset Value”), in each case using a pre-agreed set of assumptions, methodologies and adjustments. Based on such calculations, the parties will calculate the “OHAI Per Share NAV”, which will be equal to (i) (A) the Closing OHAI Net Asset Value minus (B) the Aggregate Cash Consideration divided by (ii) the number of shares of OHAI Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares), and the “PTMN Per Share NAV”, which will be equal to (I) the Closing PTMN Net Asset Value divided by (II) the number of shares of PTMN Common Stock issued and outstanding as of the Determination Date. For purposes of the Merger Agreement, the “Exchange Ratio” will be equal to (i) the OHAI Per Share NAV divided by (ii) the PTMN Per Share NAV.

If the aggregate number of shares of PTMN Common Stock to be issued in connection with the First Merger would exceed 19.9% of the number of issued and outstanding shares of PTMN Common Stock immediately prior to the Effective Time (the “Maximum Share Number”), the Aggregate Cash Consideration for all purposes of the Merger Agreement will be increased to the minimum extent necessary such that the aggregate number of shares of PTMN Common Stock to be issued in connection with the First Merger does not exceed the Maximum Share Number.

Additional Cash Consideration

In connection with the transactions contemplated by the Merger Agreement, as additional consideration to the holders of shares of OHAI Common Stock that are issued and outstanding immediately prior to the Effective Time (excluding any Canceled Shares), Sierra Crest will cause to be paid directly to such holders an aggregate amount in cash equal to $3,000,000.

Conditions to the First Merger

The consummation of the First Merger is subject to the satisfaction or (to the extent permitted by law) waiver of certain customary closing conditions, including the approval of the First Merger by the holders of at least a majority of the outstanding shares of OHAI Common Stock entitled to vote thereon at a meeting of OHAI’s stockholders convened solely for such purpose (such approval, the “OHAI Stockholder Approval” and such meeting, the “OHAI Stockholders’ Meeting”). The obligation of each party to consummate the First Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of OHAI, PTMN and Sierra Crest. Additionally, the Merger Agreement contains customary pre-closing covenants, including covenants requiring each party (i) to use reasonable best efforts to cause the consummation of the transactions contemplated by the Merger Agreement, (ii) to conduct its business in the ordinary course and (iii) to refrain from taking certain actions prior to the consummation of the First Merger without the other party’s consent.

The Merger Agreement also contains “no-shop” provisions that restrict OHAI’s ability to solicit or initiate discussions or negotiations with third parties regarding other proposals to acquire OHAI, and OHAI is also restricted in its ability to respond to such proposals. In addition, the Merger Agreement provides that OHAI (i) must call and hold the OHAI Stockholders’ Meeting solely for the purpose of seeking the OHAI Stockholder Approval, (ii) must include, in the proxy statement that is sent to stockholders of OHAI relating to the OHAI Stockholders’ Meeting, the recommendation of the board of directors of OHAI that the stockholders of OHAI adopt the Merger Agreement and approve the transactions contemplated thereby (the “OHAI Recommendation”) and (iii) must not withhold or withdraw, or modify or qualify in a manner adverse to PTMN or Acquisition Sub, the OHAI Recommendation.

Termination

The Merger Agreement contains customary termination rights. In particular, at any time prior to receipt of the OHAI Stockholder Approval, OHAI may terminate the Merger Agreement in order to simultaneously enter into a binding definitive agreement providing for the consummation of a Superior Proposal (as defined in the Merger Agreement), subject to OHAI’s compliance with notice and other specified conditions contained in the “no-shop” covenants, including giving PTMN the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a period following notice, and provided that OHAI has not otherwise materially breached any provision of the “no-shop” covenants.

If OHAI terminates the Merger Agreement as provided in the foregoing paragraph, PTMN may elect to be paid a termination fee equal to $1,296,855 (the “OHAI Termination Fee”). Should PTMN elect to be paid the OHAI Termination Fee, the OHAI Termination Fee, to the extent paid in full, will constitute PTMN’ sole and exclusive monetary remedy against OHAI in connection with the failure of the transactions contemplated by the Merger Agreement to be consummated. Should PTMN not elect to be paid the OHAI Termination Fee, PTMN will waive its right to receive the OHAI Termination Fee but may pursue any and all remedies otherwise available to PTMN following the termination of the Merger Agreement, subject to OHAI’s maximum aggregate monetary liability to PTMN being capped at $37,053,000.

General

The foregoing summary description of the Merger Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other

3

financial information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates: were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.

Item 8.01.	Other Events.

On August 1, 2019, PTMN and OHAI issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Forward-Looking Statements

This document contains forward-looking information related to OHAI, PTMN and the proposed transaction that are based on current expectations, estimates, forecasts, opinions and beliefs, and may constitute “forward-looking statements,” which can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “target,” “estimate,” “intend,” “continue,” or “believe,” or the negatives thereof or other variations thereon or comparable terminology. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or forecasted in the forward-looking information or statements. Such factors that could cause actual results to differ include, but are not limited to, the following: (i) the failure to consummate, or a delay in consummating, the proposed transaction, (ii) the satisfaction or waiver of certain closing conditions specified in the definitive agreements relating to the proposed transaction, including the failure to obtain the OHAI Stockholder Approval, (iii) that the proposed transaction may disrupt current plans and operations of PTMN and OHAI, (iv) failure to realize projected synergies, cost savings or other benefits of the proposed transaction and (v) the risks discussed in each of PTMN’s and OHAI’s public filings with the Securities and Exchange Commission (the “SEC”), including each of their annual reports on Form 10-K and quarterly reports on Form 10-Q. All such forward-looking statements speak only as of the date they are made. Except as required by law or regulation, PTMN undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, circumstances or otherwise.

Additional Information and Where to Find It

In connection with the proposed transactions, including seeking to obtain the OHAI Stockholder Approval, each of OHAI and PTMN intends to file relevant materials with the SEC including a registration statement on Form N-14, which will include a proxy statement of OHAI and a prospectus of PTMN (the “Joint Proxy Statement/Prospectus”). Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and any other documents filed with the SEC if and when such documents become available because they will contain important information about the proposed transactions. The Joint Proxy Statement/Prospectus, if and when available, will be mailed to stockholders of OHAI entitled to vote on the proposed transaction. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

OHAI and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of OHAI is set forth in its proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2019.

4

No Offer or Solicitation

This Current Report is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, OHAI or in any fund or other investment vehicle.

Item 9.01	Financial Statements and Exhibits.

(d)	The following exhibits are filed with this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 31, 2019 by and among Portman Ridge Finance Corporation, Storm Acquisition Sub Inc., OHA Investment Corporation, and Sierra Crest Investment Management LLC.

99.1	Press Release dated August 1, 2019.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2019	Portman Ridge Finance Corporation

	By:	/s/ Edward U. Gilpin
	Name:	Edward U. Gilpin
	Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

Portman Ridge Finance Corporation,

Storm Acquisition Sub Inc.,

OHA Investment Corporation

and

Sierra Crest Investment Management LLC

Dated as of July 31, 2019

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 31, 2019 (this “Agreement”), is made by and among Portman Ridge Finance Corporation, a Delaware corporation (“Parent”), Storm Acquisition Sub Inc., a Maryland corporation and a direct wholly-owned Subsidiary of Parent (“Acquisition Sub”), OHA Investment Corporation, a Maryland corporation (the “Company”), and Sierra Crest Investment Management LLC, a Delaware limited liability company (the “Parent External Adviser”). Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, Acquisition Sub and the Company have unanimously approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement.

WHEREAS, each of Parent and the Company has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act.

WHEREAS, the respective boards of directors of the Company (the “Company Board”) and Acquisition Sub have unanimously approved and declared advisable, and each of the board of directors of Parent (the “Parent Board”) and Parent as the sole stockholder of Acquisition Sub has approved or adopted, this Agreement and the transactions contemplated hereby, including the merger of Acquisition Sub with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned Subsidiary of Parent (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Maryland (the “MGCL”).

WHEREAS, immediately after the First Merger, the Surviving Corporation shall merge with and into Parent (the “Second Merger” and, together with the First Merger, the “Mergers”), with Parent as the surviving company in the Second Merger, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with each of the MGCL and the General Corporation Law of the State of Delaware (the “DGCL”).

WHEREAS, the Company Board has unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement.

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1    The Mergers.

 (a)    Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue as the surviving corporation and a wholly-owned Subsidiary of Parent.

 (b)    Subject to the terms and conditions of this Agreement and in accordance with each of the MGCL and the DGCL, immediately after the Effective Time and as part of a single integrated transaction with the First Merger, the Surviving Corporation shall be merged with and into Parent, whereupon the separate existence of the Surviving Corporation shall cease, and the Parent shall continue as the surviving corporation.

Section 1.2    The Closing. Subject to the provisions of Article VII, the closing of the First Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036.

Section 1.3    Effective Time.

 (a)    Concurrently with the Closing, the Company shall cause articles of merger with respect to the First Merger (the “Articles of First Merger”) to be executed and filed with the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) as provided under the MGCL. The First Merger shall become effective on the date and time at which the Articles of First Merger has been duly filed with, and accepted for record by, the SDAT or at such other date and time as is agreed in writing between Parent and the Company and specified in the Articles of First Merger (such date and time being hereinafter referred to as the “Effective Time”).

 (b)    Immediately after the Effective Time and as part of a single integrated transaction with the First Merger, Parent and the Surviving Corporation shall cause articles of merger with respect to the Second Merger (the “Articles of Second Merger”) to be executed and filed with the SDAT as provided under the MGCL and cause a certificate of merger with respect to the Second Merger (the “Certificate of Second Merger”) to be executed and filed with the Secretary of State of the State of Delaware (“DE SOS”) as provided under the DGCL. The Second Merger shall become effective (i) at the later date and time at which (1) the Articles of Second Merger have been accepted for record by the SDAT and (2) the Certificate of Second Merger has been duly filed with DE SOS, or (ii) at such other date and time as is agreed in writing between Parent and the Company and specified in the Articles of Second Merger or the Certificate of Second Merger (such date and time being hereinafter referred to as the “Second Effective Time”).

 (c)    The Mergers shall have the effects set forth in this Agreement and the applicable provisions of each of the MGCL and the DGCL. Without limiting the generality of the foregoing, (i) from and after the Effective Time, the Surviving Corporation shall possess all property, rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the obligations, liabilities, and duties of the Company and Acquisition Sub shall become the obligations, liabilities and duties of the Surviving Corporation, and (ii) from and after the Second Effective Time, Parent shall possess all property, rights, privileges, powers and franchises of the Surviving Corporation and Parent, and all of the obligations, liabilities, and duties of the Surviving Corporation and Parent shall become the obligations, liabilities and duties of the Parent.

Section 1.4    Articles of Incorporation and Bylaws.

 (a)    At the Effective Time, the articles of incorporation of the Company as the Surviving Corporation shall be amended to be identical to that set forth in Exhibit A hereto until thereafter amended in accordance with Applicable Law and the applicable provisions of the articles of incorporation of the Surviving Corporation (subject to Section 6.7).

 (b)    At the Effective Time, and without any further action on the part of the Company and Acquisition Sub, the bylaws of Acquisition Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except the references to Acquisition Sub’s name shall be replaced by references to the Company’s name), until thereafter amended in accordance with Applicable Law and the applicable provisions of the articles of incorporation and bylaws of the Surviving Corporation (subject to Section 6.7).

Section 1.5    Board of Directors. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified, as the case may be.

Section 1.6    Officers. From and after the Effective Time, the officers of Acquisition Sub at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1    Effect on Securities.

 (a)    First Merger. At the Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(i)    Cancellation of Company Securities. Each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding and held by a Subsidiary of the Company or held, directly or indirectly, by Parent or Acquisition Sub immediately prior to the Effective Time (collectively, “Canceled Shares”), shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(ii)    Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Canceled Shares) shall be converted into the right to receive (A) an amount in cash, without interest, equal to (I) the Aggregate Cash Consideration (as may be adjusted pursuant to Section 2.1(a)(iv)(2)) divided by (II) the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) (such amount in cash, the “Cash Consideration”) and (B) a number of validly issued, fully paid and non-assessable shares of common stock of Parent, par value $0.01 per share (the “Parent Common Stock”), equal to the Exchange Ratio (as the same may be adjusted pursuant to Section 2.1(a)(iv) (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.1(a)(v), and such shares of Parent Common Stock and any such cash in lieu of fractional shares, the “Share Consideration”) (the Cash Consideration and the Share Consideration, collectively, the “Merger Consideration”). As of the Effective Time, each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(iii)    Conversion of Acquisition Sub Capital Stock. Each share of common stock, par value of $0.001 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(iv)    Adjustments.

(1)    Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split

(including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(a)(iv)(1) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(2)    If the aggregate number of shares of Parent Common Stock to be issued in connection with the First Merger would exceed 19.9% of the number of issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (the “Maximum Share Number”), the Aggregate Cash Consideration for all purposes of this Agreement will be increased to the minimum extent necessary (rounded down to the nearest one thousandth) such that the aggregate number of shares of Parent Common Stock to be issued in connection with the First Merger does not exceed the Maximum Share Number.

 (v)    Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a)(ii), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.1(a)(v), be entitled under Section 2.1(a)(ii) and (B) an amount equal to the average of the volume weighted average price per share of Parent Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five (5) consecutive trading days ending with the third (3rd) complete trading day immediately prior to the Closing Date. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amount, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(a)(v) is not a separately bargained-for consideration.

  (b)    Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation or Parent or the holders of any securities of the Surviving Corporation or Parent, each share of common stock, par value $0.001 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist without any consideration being payable therefor.

Section 2.2    Exchange of Certificates.

 (a)    Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment by Parent of the Merger Consideration as provided in Section 2.1(a)(ii) and for the payment by Parent External Adviser of the Additional Cash Consideration as provided in Section 6.19. At or prior to the Effective Time, (A) Parent shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II, through the Exchange Agent (i) book-entry shares (or certificates if requested) representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(ii) in exchange for outstanding shares of Company Common Stock and (ii) cash in an aggregate amount equal to the Aggregate Cash Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(d), and (B) Parent External Adviser shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II, through the Exchange Agent cash in an aggregate amount equal to the Additional Cash Consideration (such shares of Parent Common Stock and Aggregate Cash Consideration and Additional Cash Consideration provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For purposes of the deposit referred to in clause (A) above, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.1(a)(v). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii) or Section 6.19, Parent (in the case of payments contemplated by Section 2.1(a)(ii)) or Parent External Adviser (in the case of payments contemplated by Section 6.19), as applicable, shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payments. Parent shall cause the Exchange Fund to be (I) held for the benefit of the holders of Company Common Stock and (II) applied promptly to making the payments pursuant to Section 2.1(a)(ii) and Section 6.19. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1(a)(ii) and Section 6.19, except as expressly provided for in Section 2.2(f).

 (b)    As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify (such letter of transmittal, the “Letter of Transmittal”) and (ii) instructions (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify) for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares, (B) cash in an amount equal to (x) the Additional Cash Consideration divided by the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) multiplied by (y) the number of shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares, (C) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates or Book-Entry Shares pursuant to Section 2.1(a)(ii), (D) any dividends or other distributions payable pursuant to Section 2.2(d) and (E) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(a)(v).

 (c)    Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, but in any event within two (2) Business Days following the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, such duly completed and validly executed Letter of Transmittal and such other documents, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares, (B) cash in an amount equal to (x) the Additional Cash Consideration divided by the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) multiplied by (y) the number of shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares, (C) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate or Book-Entry Shares pursuant to Section 2.1(a)(ii), (D) any dividends or other distributions payable pursuant to Section 2.2(d) and (E) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(a)(v), and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash payable upon the surrender of the Certificates or Book-Entry Shares.

 (d)    Distributions with Respect to Unexchanged Shares. Subject to Applicable Law, following surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares for cancellation to the Exchange Agent, there shall be paid to the holder of the Parent Common Stock issued in exchange for such Certificate or Book-Entry Shares, without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Error! Reference source not found., the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Error! Reference source not found., and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Error! Reference source not found., payable with respect to such shares of Parent Common Stock.

 (e)    In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.2(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, only if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

 (f)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent or its designee, upon demand, and any such holders prior to the First Merger who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(d). Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Certificates or Book-Entry Shares for the Merger Consideration.

 (g)    No Liability. None of Parent, Parent External Adviser, Acquisition Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

 (h)    Withholding. Parent, Parent External Adviser, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any former holder of Company Common Stock such amounts as Parent, Parent External Adviser, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing

Authority by Parent, the Surviving Corporation or the Exchange Agent on behalf of the Person, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

Section 2.3    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or Parent, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

Section 2.4    Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 2.5    Net Asset Value Calculation.

 (a)    Three days prior to the Closing Date (such date, the “Determination Date”), the Company shall deliver to Parent a calculation of the estimated net asset value of the Company as of 5:00 p.m. New York City time on the day prior to the Closing Date (the “Closing Company Net Asset Value”), calculated in good faith and based on the same assumptions and methodologies, and applying the same types of adjustments, used in preparing the calculation of the net asset value of the Company as of March 31, 2019 as set forth on, and modified by, Section 2.5(a) of the Company Disclosure Letter (and, in the case of the line items under “Transaction Costs & Expenses” therein, giving effect to the transactions contemplated hereby). The Chief Financial Officer of the Company shall certify in writing to Parent the calculation of the Closing Company Net Asset Value.

 (b)    On the Determination Date, Parent shall deliver to the Company a calculation of the estimated net asset value of Parent as of 5:00 p.m. New York City time on the day prior to the Closing Date (the “Closing Parent Net Asset Value”), calculated in good faith and based on the same assumptions and methodologies, and applying the same types of adjustments, used in preparing the calculation of the net asset value of Parent as of March 31, 2019 as set forth on, and modified by, Section 2.5(b) of the Parent Disclosure Letter (and, in the case of the line items under “Transaction Costs & Expenses” therein, giving effect to the transactions contemplated hereby). The Chief Financial officer of Parent shall certify in writing to the Company the calculation of the Closing Parent Net Asset Value.

 (c)    Each of the Company and Parent shall afford the other, and the other’s respective Representatives, reasonable access to the individuals who have prepared the calculations of the Closing Company Net Asset Value and the Closing Parent Net Asset Value, as applicable, and to the applicable information, books, records, work papers and back-up materials (including any reports prepared by valuation agents) used in preparing the same, in order to assist the other and the other’s respective Representatives in reviewing the calculations undertaken pursuant to this Section 2.5.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed by the Company prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to Parent as follows:

Section 3.1    Organization and Qualification. Each of the Company and its Subsidiaries (i) is a corporation or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and (ii) has the requisite entity power and authority to conduct its business as it is now being conducted, except, in the case of this clause (ii), where the failure to have such power and authority would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company’s Articles of Amendment and Restatement (as amended, the “Company’s Charter”) and Second Amended and Restated Bylaws (as amended), as currently in effect, are included in the Company SEC Documents and are in full force and effect and the Company is not in violation of such documents. The Company has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 3.2    Capitalization; Subsidiaries.

 (a)    As of the close of business on July 29, 2019, the authorized capital stock of the Company consists of 250,000,000 shares of Company Common Stock, 20,172,392 of which were issued and outstanding and none of which were held by Subsidiaries of the Company. As of the date of this Agreement, there are no shares of preferred stock authorized, issued or outstanding.

 (b)    As of the date of this Agreement, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company or any of its Subsidiaries or (iv) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company.

 (c)    Each Subsidiary of the Company on the date of this Agreement is listed on Section 3.2(c) of the Company Disclosure Letter. Except as set forth on Section 3.2(c) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary, free and clear of all Liens except for Permitted Liens.

Section 3.3    Authority Relative to Agreement.

 (a)    The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby (other than the Second Merger). The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement (other than the Second Merger), have been duly and validly authorized by all necessary corporate action by the Company, and except for the Company Stockholder Approval and the acceptance for record of the Articles of First Merger by the SDAT, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement (other than the Second Merger). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

 (b)    The Company Board has, by resolutions adopted by the directors, (i) adopted this Agreement and the transactions contemplated hereby (other than the Second Merger), (ii) declared that this Agreement and the transactions contemplated hereby (other than the Second Merger) are advisable and in the best interests of the Company and Company’s stockholders, (iii) directed that the First Merger and the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) made the Company Recommendation.

 (c)    Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated or permitted hereby (other than the Second Merger) will (i) violate any provision of Company’s Charter or Second Amended and Restated Bylaws (as amended) or the articles of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 3.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) assuming the repayment in full of all obligations under the Company’s Existing Credit Facility and termination of the commitments thereunder, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Company Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have a Company Material Adverse Effect.

Section 3.4    No Conflict; Required Filings and Consents. No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Securities Act and the Exchange Act, (ii) the filing of the Articles of First Merger with, and acceptance for record by, the SDAT and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) such filings as may be required in connection with the Taxes described in Section 8.6 or a Tax Dividend, (iv) compliance with applicable rules and regulations of The NASDAQ Stock Market, (v) compliance with and filings or notifications under the HSR Act and any other applicable United States or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), and (vi) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Company Material Adverse Effect.

Section 3.5    Permits; Compliance with Laws.

 (a)    The Company and each of its Subsidiaries are in compliance, and have been operated in compliance, in all material respects, with all Applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

 (b)    The Company and each of its Subsidiaries is in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act, the Securities Act and Applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

 (c)    The Company has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for the Company, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Company Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

 (d)    The Company and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit the Company and each of its Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

 (e)    No “affiliated person” (as defined under the Investment Company Act) of the Company or its investment adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of the Company, threatened that would result in any such disqualification.

 (f)    The minute books and other similar records of the Company contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Company, the Company Board and any committees of the Company Board.

 (g)    Notwithstanding the foregoing, no representation or warranty in this Section 3.5 is made with respect to Company SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” employee and employee benefits matters, intellectual property matters, Tax matters, real property matters or environmental matters, which are addressed exclusively in Section 3.6 (Company SEC Documents; Financial Statements; Enforcement Actions), Section 3.8 (Disclosure Controls and Procedures), Section 3.12 (Employee Matters), Section 3.13 (Trademarks, Patents and Copyrights), Section 3.14 (Taxes), Section 3.16 (Real Property) and Section 3.17 (Environmental), respectively.

Section 3.6    Company SEC Documents; Financial Statements; Enforcement Actions.

 (a)    Since December 31, 2017, the Company has filed with the SEC all forms, documents and reports required to be filed or furnished prior to the date of this Agreement by it with the SEC (such forms, documents and reports so filed with the SEC by the Company since such date, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended, as of the date of such amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading).

 (b)    The consolidated financial statements (including all related notes) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) and were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto).

 (c)    Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of the Company, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Company Material Adverse Effect, nor has the Company or any of its Subsidiaries been advised in writing or, to the Knowledge of the Company, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Company Material Adverse Effect.

Section 3.7    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in (a) the registration statement on Form N-14 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the First Merger (as amended or supplemented from time to time, the “Form N-14”) will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (b) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders’ Meeting (the “Proxy Statement”) will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Acquisition Sub, or to statements made therein based on information supplied by or on behalf of Parent or Acquisition Sub for inclusion or incorporation by reference therein).

Section 3.8    Disclosure Controls and Procedures. The Company and its Subsidiaries maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act.

Section 3.9    Absence of Certain Changes or Events. Since December 31, 2018 through the date of this Agreement, except as expressly contemplated by this Agreement, (a) the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.10    No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in the Company’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since December 31, 2018, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that would not have a Company Material Adverse Effect, as of the date of this Agreement, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company.

Section 3.11    Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would have a Company Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving the Company or any of its Subsidiaries that would have a Company Material Adverse Effect.

Section 3.12    Employee Matters. Neither the Company nor any of its Subsidiaries has (i) any employees or (ii) any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, fringe benefit, retirement, health, medical or other similar employee benefit plan, program or agreement covering any current or former employees, officers or other service providers (each, an “Employee Benefit Plan”).

Section 3.13    Trademarks, Patents and Copyrights

   (a)    Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications owned by the Company or any of its Subsidiaries as of the date of this Agreement. Such registrations for Intellectual Property Rights owned by the Company or Subsidiaries are in effect and subsisting and, to the Knowledge of the Company, valid.

   (b)    Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all agreements under which: (i) Company or Subsidiaries are granted the right to use any Intellectual Property Rights owned by a third party material to the respective businesses of the Company and its Subsidiaries (excluding any agreement for off the shelf or commercially available software or non-exclusive licenses granted in the ordinary course of business); and (ii) Company or Subsidiaries have granted the right to use any of the Company IPR to a third party (other than non-exclusive licenses granted by Company or Subsidiaries in the ordinary course of business).

   (c)    Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, the Company and its Subsidiaries own or have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, internet domain names, service marks, trade secrets, software, know-how and other similar proprietary rights and industrial and intellectual property rights (the “Intellectual Property Rights”) that are material to the respective businesses of the Company and its Subsidiaries as currently conducted.

   (d)    To the Knowledge of the Company as of the date of this Agreement, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not have a Company Material Adverse Effect. As of the date of this Agreement, there is no such claim pending or, to the Knowledge of the Company, threatened, except for any such infringement or other violation that would not have a Company Material Adverse Effect. To the Knowledge of the Company, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of the Company or its Subsidiaries as currently conducted, except for any such infringement or other violation as would not have a Company Material Adverse Effect, and in the last three (3)

years, neither Company nor Subsidiaries have sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Company IPR. Notwithstanding anything to the contrary in this Agreement, this Section 3.13(d) constitutes the only representation and warranty of the Company with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 3.14    Taxes.

   (a)    Except as would not have a Company Material Adverse Effect:

 (i)    The Company and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate and (ii) paid all Taxes due and payable (whether or not shown as due on such Tax Returns), except for Taxes contested in good faith or for which adequate reserves have been established on the financial statements in accordance with GAAP.

 (ii)    There are no pending or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to the Company or any of its Subsidiaries.

 (iii)    All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

 (iv)    Neither the Company nor any of its Subsidiaries (i) has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries), or (ii) has any liability for the Taxes of another Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or otherwise as a matter of Law.

 (v)    Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or customary commercial Contracts, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company or its Subsidiaries.

 (vi)    There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

 (vii)    Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(viii)    Within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code.

 (b)    The Company has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). The Company has qualified as a RIC with respect to its first taxable year ending on December 31, 2015, and with respect to each taxable year thereafter (including its taxable year ending on the Effective Time). No challenge to Company’s status as a RIC is pending or has been threatened in writing. For each taxable year of the Company ending on or before the Effective Time, the Company has satisfied the distribution requirements imposed on a RIC under Section 852 of the Code (assuming for these purposes that any Tax Dividend declared by the Company after the date of this Agreement has been timely paid).

Section 3.15    Material Contracts.

 (a)    Section 3.15(a) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party, except for this Agreement or as expressly set forth below, that:

(i)    constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of the Company or any of its Subsidiaries;

(ii)    except with respect to investments set forth in the Company SEC Documents, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to Company and its Subsidiaries, taken as a whole

(iii)    except with respect to investments set forth in the Company SEC Documents, is a loan, guarantee of indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among the Company and any of its Subsidiaries) relating to indebtedness for borrowed money (excluding letters of credit) in an amount in excess of $2,000,000 individually;

(iv)    is a non-competition or non-solicitation Contract that purports to limit in any material respect the manner in which, or the localities in which, any material business of the Company or any of its Subsidiaries (taken as a whole) is conducted or the types of material businesses that the Company or any of its Subsidiaries conduct;

(v)    is a Contract (other than a Contract relating to acquisitions or dispositions of investments in any Portfolio Company, or any entity that becomes a Portfolio Company as a result of such investment) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into after December 31, 2018, and which has not yet been consummated, pursuant to which (A) the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date of this Agreement in excess of $2,000,000 or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a purchase price of more than $2,000,000; or

(vi)    is a Contract for the purpose of another Person providing investment advisory or investment management services to the Company or any of its Subsidiaries.

 (b)    None of the Company or any of its Subsidiaries is in breach of or default under the terms of any Company Material Contract to which it is a party except for such breaches or defaults as would not have a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract except for such breaches or defaults as would not have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto, except such as would not have a Company Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

Section 3.16    Real Property.

 (a)    None of the Company, any of its Subsidiaries owns any real property in fee (or the equivalent interest in the applicable jurisdiction).

 (b)    As of the date of this Agreement, except as would not have a Company Material Adverse Effect, the Company or its Subsidiaries have valid leasehold, subleasehold or license interests in all real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by the Company, any of its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”).

 (c)    As of the date of this Agreement, except as would not have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Company Leased Real Property or any lender, alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

Section 3.17    Environmental. Except as would not have a Company Material Adverse Effect:

 (a)    the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, including possessing all Company Permits required for their operations under applicable Environmental Laws;

 (b)    there is no pending or, to the Knowledge of the Company, threatened Proceeding pursuant to any Environmental Law against the Company, any of its Subsidiaries;

 (c)    none of the Company, any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that the Company, any of its Subsidiaries has been or is in violation or is potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. None of the Company, any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law; and

 (d)    with respect to the Company Leased Real Property, there has been no Release of Hazardous Materials by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any other Person that is reasonably expected to result in an obligation by the Company or any of its Subsidiaries to remediate such Hazardous Materials pursuant to applicable Environmental Law or that is reasonably expected to result in liability of the Company or any of its Subsidiaries pursuant to applicable Environmental Law with respect to such Hazardous Materials.

Section 3.18    Takeover Statutes. No restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such laws, “Takeover Statutes”) are applicable to this Agreement or the First Merger.

Section 3.19    Vote Required. The approval of the First Merger by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote or consent of the holders of any class or series of securities or capital stock of the Company that is required in connection with the consummation of the transactions contemplated hereby.

Section 3.20    Brokers. No investment banker, broker or finder other than Keefe, Bruyette, & Woods, Inc. (“KBW”), the fees and expenses of which will each be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.21    Opinion of Financial Advisors. The Company has received the opinion of KBW, dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, and based upon and subject to the limitations and assumptions set forth in such opinion, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock.

Section 3.22    Insurance. The Company or its Affiliates have paid, or caused to be paid, all premiums due under all material insurance policies covering the Company or its Subsidiaries and have not received written notice that they are in default with respect to any obligations under such policies other than as would not have a Company Material Adverse Effect. None of the

Company or any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy that is held by, or for the benefit of, the Company or any of its Subsidiaries, other than as would not have a Company Material Adverse Effect.

Section 3.23    Investment Assets. Each of the Company and its Subsidiaries owns all securities, indebtedness and other financial instruments held by it, free and clear of any material Liens, except to the extent such securities, indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of the Company, any of its Subsidiaries and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business.

Section 3.24    Appraisal Rights. In accordance with Section 3-202(c) of the MGCL and pursuant to the Company’s Charter, no appraisal rights shall be available to holders of Company Common Stock in connection with the First Merger unless the Company Board shall determine that such rights apply and the Company Board has made no such determination.

Section 3.25    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries, or any Portfolio Company, or with respect to any other information provided to Parent or Acquisition Sub or any of their respective Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither the Company nor any other Person will have or be subject to any claim, liability or indemnification obligation to Parent, Acquisition Sub or any other Person resulting from the distribution or failure to distribute to Parent or Acquisition Sub, or Parent’s or Acquisition Sub’s use of, any such information, including any information, documents, projections, estimates, Forecasts or other material made available to Parent or Acquisition Sub in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III or in any certificate delivered pursuant hereto. Nothing in this Section 3.25 shall apply to or limit any claim for Fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the Parent SEC Documents filed by Parent prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or as disclosed in the Parent Disclosure Letter, Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1    Organization and Qualification. Each of Parent and its Subsidiaries (including Acquisition Sub) (i) is a corporation or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and (ii) has the requisite entity power and authority to conduct its business as it is now being conducted, except, in the case of this clause (ii), where the failure to have such power and authority would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries (including Acquisition Sub) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Parent Material Adverse Effect. The Certificate of Incorporation of Parent, as amended by the Certificate of Amendment to Certificate of Incorporation, and the Second Amended and Restated Bylaws of Parent, each as currently in effect, are included in the Parent SEC Documents and are in full force and effect, and Parent is not in violation of such documents. Parent has made available to the Company copies of the certificate of incorporation and bylaws of Acquisition Sub, as currently in effect, and such documents are in full force and effect, and Acquisition Sub is not in violation of such documents. Parent has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 4.2    Capitalization; Subsidiaries.

 (a)    As of the close of business on July 29, 2019, the authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, 37,356,061 of which were issued and outstanding and 194,859 of which were held by Parent as treasury stock, and (ii) 5,000,000 shares of preferred stock of Parent, par value $0.01 per share, none of which were outstanding. As of the close of business on July 29, 2019, the authorized capital stock of Acquisition Sub consists of (i) 100 shares of common stock, $0.001 par value per share, 100 of which were issued and outstanding. Acquisition Sub does not have any Subsidiaries and has no shares of preferred stock authorized, issued or outstanding.

 (b)    As of the date of this Agreement, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party obligating Parent or any of its Subsidiaries (including Acquisition Sub) to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries (including Acquisition Sub) or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Parent or any of its Subsidiaries (including Acquisition Sub) to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries (including Acquisition Sub) or (iv) voting trusts or similar agreements to which Parent is a party with respect to the voting of the capital stock of Parent.

 (c)    Each Subsidiary of Parent (including Acquisition Sub) on the date of this Agreement is listed on Section 4.2(c) of the Parent Disclosure Letter. Except as set forth on Section 4.2(c) of the Parent Disclosure Letter, Parent owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary (including Acquisition Sub), free and clear of all Liens except for Permitted Liens.

Section 4.3    Authority Relative to Agreement.

 (a)    Parent and Acquisition Sub have all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Acquisition Sub, and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by Parent and Acquisition Sub, and except for the filing of each of the Articles of First Merger and the Articles of Second Merger with the SDAT (and their acceptance for record by SDAT) and the filing of the Certificate of Second Merger with DE SOS, no other corporate action or Proceeding on the part of Parent or Acquisition Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each of Parent and Acquisition Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

 (b)    Each of the Parent Board and the board of directors or similar governing body of Acquisition Sub has, by resolutions adopted by directors or similar governing members, (i) adopted this Agreement and the transactions contemplated hereby and (ii) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Parent, Acquisition Sub and their respective stockholders or other equityholders, as applicable. Parent, acting in its capacity as the sole stockholder of Acquisition Sub, has approved and adopted this Agreement.

 (c)    Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the transactions contemplated or permitted hereby will (i) violate any provision of the articles of incorporation or bylaws (or equivalent organizational documents) of Parent, any of its Subsidiaries or Acquisition Sub, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 4.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Parent Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of Parent or any of its Subsidiaries other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have a Parent Material Adverse Effect.

Section 4.4    No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Securities Act and the Exchange Act, (ii) the filing of each of the Articles of First Merger and the Articles of Second Merger with the SDAT (and their acceptance for record by SDAT) and the filing of Certificate of Second Merger with DE SOS and appropriate documents with the relevant authorities of the other jurisdictions in which Parent or any of its Subsidiaries is qualified to do business, (iii) applicable requirements under corporation or Blue Sky Laws of various states, (iv) such filings as may be required in connection with the Taxes described in Section 8.6, (v) compliance with applicable rules and regulations of The NASDAQ Stock Market, (vi) such other items required solely by reason of the participation of the Company in the transactions contemplated hereby, (vii) compliance with and filings or notifications under Antitrust Laws and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Parent Material Adverse Effect.

Section 4.5    Permits; Compliance with Laws.

 (a)    Parent and each of its Subsidiaries are in compliance, and have been operated in compliance, in all material respects, with all Applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

 (b)    Parent and each of its Subsidiaries are in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act, the Securities Act and Applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

 (c)    Parent has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for Parent, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Parent Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

 (d)    Parent and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit Parent and each of its Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

 (e)    No “affiliated person” (as defined under the Investment Company Act) of Parent or the Parent External Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of Parent, threatened that would result in any such disqualification.

 (f)    The minute books and other similar records of Parent contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of Parent, the Parent Board and any committees of the Parent Board.

 (g)    Notwithstanding the foregoing, no representation or warranty in this Section 4.5 is made with respect to Parent SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” employee and employee benefits matters, intellectual property matters, Tax matters, real property matters or environmental matters, which are addressed exclusively in Section 4.6 (Parent SEC Documents; Financial Statements; Enforcement Actions), Section 4.8 (Disclosure Controls and Procedures), Section 4.13 (Employee Matters), Section 4.14 (Trademarks, Patents and Copyrights), Section 4.15 (Taxes), Section 4.17 (Real Property) and Section 4.18 (Environmental), respectively.

Section 4.6    Parent SEC Documents; Financial Statements; Enforcement Actions.

 (a)    Since December 31, 2017, Parent has filed with the SEC all forms, documents and reports required to be filed or furnished prior to the date of this Agreement by it with the SEC (such forms, documents and reports so filed with the SEC by Parent since such date, including any amendments thereto, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time it was filed (or, if amended, as of the date of such amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading).

 (b)    The consolidated financial statements (including all related notes) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) and were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto).

 (c)    Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of Parent, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Parent Material Adverse Effect, nor has Parent or any of its Subsidiaries been advised in writing or, to the Knowledge of Parent, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Parent Material Adverse Effect.

Section 4.7    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries expressly for inclusion or incorporation by reference in (a) the Form N-14 will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Acquisition Sub regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.8    Disclosure Controls and Procedures. Parent and its Subsidiaries maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act.

Section 4.9    Absence of Certain Changes or Events. Since December 31, 2018 through the date of this Agreement, except as expressly contemplated by this Agreement, (a) the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 4.10    No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in Parent’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Parent SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since December 31, 2018, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that would not have a Parent Material Adverse Effect, as of the date of this Agreement, none of Parent or its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Parent.

Section 4.11    Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect.

Section 4.12    Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the First Merger or (ii) agrees to vote against any Superior Proposal or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the First Merger.

Section 4.13    Employee Matters. Neither the Parent nor any of its Subsidiaries nor any corporation or trade or business (whether or not incorporated) which is treated with the Parent or any Subsidiary thereof as a single employer within the meaning of Section 414 of the Code has (i) any employees or (ii) any “employee benefit plans” as defined in Section 3(3) of ERISA, or any other Employee Benefit Plans.

Section 4.14    Trademarks, Patents and Copyrights.

 (a)    Section 4.14(a) of the Parent Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications owned by Parent and its Subsidiaries as of the date of this Agreement. Such registrations for Intellectual Property Rights owned by Parent or its Subsidiaries are in effect and subsisting and, to the Knowledge of Parent, valid.

 (b)    Section 4.14(b) of the Parent Disclosure Letter sets forth a complete and accurate list (in all material respects) of all agreements under which: (i) Parent or any of its Subsidiaries are granted the right to use any Intellectual Property Rights owned by a third party material to the respective businesses of Parent and its Subsidiaries (excluding any agreement for off the shelf or commercially available software or non-exclusive licenses granted in the ordinary course of business); and (ii) Parent or any of its Subsidiaries have granted the right to use any of the Parent Intellectual Property Rights to a third party (other than non-exclusive licenses granted by Parent or Subsidiaries in the ordinary course of business).

 (c)    Except as would not have a Parent Material Adverse Effect, to the Knowledge of Parent, Parent and its Subsidiaries own or have the right to use in the manner currently used all Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted.

 (d)    To the Knowledge of Parent as of the date of this Agreement, the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not have a Parent Material Adverse Effect. As of the date of this Agreement, there is no such claim pending or, to the Knowledge of Parent, threatened, except for any such infringement or other violation that would not have a Parent Material Adverse Effect. To the Knowledge of Parent, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted, except for any such infringement or other violation as would not have a Parent Material Adverse Effect and in the last three (3) years, neither Parent nor its Subsidiaries have sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Parent Intellectual Property Rights. Notwithstanding anything to the contrary in this Agreement, this Section 4.14(d) constitutes the only representation and warranty of Parent with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 4.15    Taxes. Except as would not have a Parent Material Adverse Effect:

 (a)    Parent and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate and (ii) paid all Taxes due and payable (whether or not shown on such Tax Returns), except for Taxes contested in good faith or for which adequate reserves have been established on the financial statements in accordance the GAAP.

 (b)    There are no pending or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to Parent or any of its Subsidiaries.

 (c)    All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

 (d)    Neither Parent nor any of its Subsidiaries has (i) ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent or any of its Subsidiaries) or (ii) has any liability for the Taxes of another Person (other than Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or otherwise as a matter of Law.

 (e)    Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or customary commercial Contracts entered into in the ordinary course of business, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to Parent or its Subsidiaries.

 (f)    There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

 (g)    Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

 (h)    Within the past two years, neither the Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code.

 (i)    Acquisition Sub is a newly formed entity created for the purpose of undertaking the First Merger. Prior to the Effective Time, Acquisition Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

 (j)    Parent has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. Parent has qualified as a RIC with respect to its first taxable year ending on December 31, 2006, and with respect to each taxable year thereafter, and expects to so qualify for its taxable year including the Effective Time. No challenge to Parent’s status as a RIC is pending or has been threatened in writing. For each taxable year of the Parent ending before the Effective Time, the Parent has satisfied the distribution requirements imposed on a RIC under Section 852 of the Code.

Section 4.16    Material Contracts.

 (a)    Section 4.16(a) of the Parent Disclosure Letter sets forth a list, as of the date of this Agreement, of each Parent Material Contract. For purposes of this Agreement, “Parent Material Contract” means any Contract to which Parent or any of its Subsidiaries is a party, except for this Agreement or as expressly set forth below, that:

(i)    constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of Parent or any of its Subsidiaries;

(ii)    except with respect to investments set forth in the Parent SEC Documents, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to Parent and its Subsidiaries, taken as a whole;

(iii)    except with respect to investments set forth in the Parent SEC Documents, is a loan, guarantee of indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among Parent and any of its Subsidiaries) relating to indebtedness for borrowed money (excluding letters of credit) in an amount in excess of $2,000,000 individually;

(iv)    is a non-competition or non-solicitation Contract that purports to limit in any material respect the manner in which, or the localities in which, any material business of Parent and its Subsidiaries (taken as a whole) is conducted or the types of material businesses that Parent and its Subsidiaries conduct;

(v)    is a Contract (other than a Contract relating to acquisitions or dispositions of investments in any portfolio company, or any entity that becomes a portfolio company as a result of such investment) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into after December 31, 2018, and which has not yet been consummated, pursuant to which (A) Parent reasonably expects that it is required to pay total consideration (including assumption of debt) after the date of this Agreement in excess of $2,000,000 or (B) any other Person has the right to acquire any assets of Parent or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price of more than $2,000,000; or

(vi)    is a Contract for the purpose of another Person providing investment advisory or investment management services to the Parent or any of its Subsidiaries (including the Parent Investment Advisory Agreement).

(b)    None of Parent or any of its Subsidiaries is in breach of or default under the terms of any Parent Material Contract to which it is a party except for such breaches or defaults as would not have a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract except for such breaches or defaults as would not have a Parent Material Adverse Effect. Each Parent Material Contract is a valid and binding obligation of Parent or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of Parent, the other parties thereto, except such as would not have a Parent Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

Section 4.17    Real Property.

 (a)    None of the Parent nor any of its Subsidiaries owns any real property in fee (or the equivalent interest in the applicable jurisdiction).

 (b)    As of the date of this Agreement, except as would not have a Parent Material Adverse Effect, Parent and/or its Subsidiaries have valid leasehold, subleasehold or license interests in all real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”).

 (c)    As of the date of this Agreement, except as would not have a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Parent Leased Real Property or any lender, alleging that Parent or any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

Section 4.18    Environmental. Except as would not have a Parent Material Adverse Effect:

 (a)    Parent and its Subsidiaries are in compliance with all applicable Environmental Laws, including possessing all Parent Permits required for their operations under applicable Environmental Laws;

 (b)    there is no pending or, to the Knowledge of Parent, threatened Proceeding pursuant to any Environmental Law against Parent or any of its Subsidiaries;

 (c)    none of Parent or any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that Parent or any of its Subsidiaries has been or is in violation or is potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. None of Parent or any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law; and

 (d)    with respect to the Parent Leased Real Property, there has been no Release of Hazardous Materials by the Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other Person that is reasonably expected to result in an obligation by the Parent or any of its Subsidiaries to remediate such Hazardous Materials pursuant to applicable Environmental Law or that is reasonably expected to result in liability of Parent or any of its Subsidiaries pursuant to applicable Environmental Law with respect to such Hazardous Materials.

Section 4.19    Takeover Statutes. No Takeover Statutes are applicable to this Agreement, the Mergers or the other transactions contemplated hereby. Within the past five years, none of Parent or its Affiliates or, to the Knowledge of Parent, their “associates” (as defined in Section 3-601 of the MGCL) has been an “interested stockholder” (as defined in Section 3-601 of the MGCL).

Section 4.20    No Vote Required. No vote of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt and approve this Agreement, or to approve the transactions contemplated hereby. The vote or consent of Parent or a wholly-owned Subsidiary of Parent as the sole stockholder of Acquisition Sub is the only vote of the holders of any class or series of capital stock of Acquisition Sub necessary to approve the transactions contemplated by this Agreement and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 4.21    Sufficient Funds. Either Parent or Acquisition Sub will have on the Closing Date sufficient funds to consummate the transactions contemplated hereby, including, with respect to the Cash Consideration, the payments contemplated under Article II.

Section 4.22    Brokers. No investment banker, broker or finder is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent, Acquisition Sub or any of their respective Affiliates.

Section 4.23    Insurance. Parent and its Subsidiaries have paid, or caused to be paid, all premiums due under all material insurance policies of Parent and its Subsidiaries and have not received written notice that they are in default with respect to any obligations under such policies other than as would not have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy that is held by, or for the benefit of, Parent or any of its Subsidiaries, other than as would not have a Parent Material Adverse Effect.

Section 4.24    Solvency. Neither Parent nor Acquisition Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Acquisition Sub is solvent as of the date of this Agreement, and each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of any amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and expenses, be solvent at and immediately after the Effective Time. As used in this Section 4.24, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (b) each of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature and (c) each of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.24, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.25    Investment Assets. Each of Parent and its Subsidiaries owns all securities, indebtedness and other financial instruments held by it, free and clear of any material Liens, except to the extent such securities, indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of Parent and any of its Subsidiaries and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business.

Section 4.26    Parent Investment Advisory Agreement. The Parent Investment Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). Neither Parent nor the Parent External Adviser is in default under the Parent Investment Advisory Agreement, except where such default would not have a Parent Material Adverse Effect. The Parent Investment Advisory Agreement is a valid and binding obligation of Parent, except as would not have a Parent Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. There is no Proceeding pending or, to the Knowledge of Parent, threatened, and, to the Knowledge of Parent, there do not exist any facts or circumstances which would reasonably be expected to adversely affect the registration of the Parent External Adviser as an investment adviser under the Investment Advisers Act or the ability of an investment adviser to perform its obligations under the Parent Investment Advisory Agreement.

Section 4.27    Acknowledgment of Disclaimer of Other Representations and Warranties. Each of Parent and Acquisition Sub acknowledges that, as of the date of this Agreement, they and their Representatives (a) have received access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries, and the Portfolio Companies, which the Company and its Representatives have made available to them and (ii) the electronic data room in connection with the transactions contemplated hereby; (b) have received and may continue to receive from the Company and its Subsidiaries and their respective Representatives certain estimates, forecasts, projections and other forward-looking information, as well as certain business plan information, regarding the Company and its

Subsidiaries and the Portfolio Companies and their respective businesses and operations (collectively, “Forecasts”); and (c) have had opportunities to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries and the Portfolio Companies. Parent and Acquisition Sub acknowledge and agree that (1) there are uncertainties inherent in attempting to make Forecasts, with which Parent and Acquisition Sub are familiar, and Parent and Acquisition Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Forecasts (including the reasonableness of the assumptions underlying such Forecasts), and Parent and Acquisition Sub shall have no claim against the Company, its Subsidiaries or its investment adviser, or the Portfolio Companies or any of their respective Representatives with respect to any such Forecasts and (2) each of Parent and Acquisition Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company, its Subsidiaries and the Portfolio Companies and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Mergers, each of Parent and Acquisition Sub has relied on the results of its own independent review and analysis. Parent and Acquisition Sub each further acknowledges and agrees that (I) any Forecast, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Acquisition Sub or any of their Representatives, including any materials or information made available in the electronic data room in connection with the transactions contemplated hereby, via confidential information packet, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to constitute or be the subject of any representation or warranty unless and only to the extent any such material or information is the subject of an express representation or warranty set forth in Article III or in any certificate delivered pursuant hereto; and (II) except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant hereto, (a) neither the Company, its investment adviser nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Mergers and Parent and Acquisition Sub shall have no claim against the Company, any of its Subsidiaries or any Portfolio Companies or their respective Representatives in respect of any such representation or warranty and (b) no Person has been authorized by the Company, its investment adviser or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Mergers. Nothing in this Section 4.27 shall apply to or limit any claim for Fraud.

Section 4.28    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in any certificate delivered hereunder, neither Parent nor Acquisition Sub nor any other Person on behalf of Parent or Acquisition Sub makes any express or implied representation or warranty with respect to Parent or Acquisition Sub, any of their respective Subsidiaries or any portfolio companies in which any of the foregoing hold investments, or with respect to any other information provided to the Company or any of its Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither Parent nor Acquisition Sub nor any other Person will have or be subject to any claim, liability or indemnification obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to the Company or any of its Representatives in connection with this transaction, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or in any certificate delivered pursuant hereto. Nothing in this Section 4.28 shall apply to or limit any claim for Fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT EXTERNAL ADVISER

The Parent External Adviser hereby represents and warrants to the Company as follows:

Section 5.1    Organization and Qualification. The Parent External Adviser (i) is a limited liability company, duly formed, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its formation and (ii) has the requisite limited liability company power and authority to conduct its business as it is now being conducted, except, in the case of this clause (ii), where the failure to have such power and authority would not have an Adviser Material Adverse Effect. The Parent External Adviser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have an Adviser Material Adverse Effect. The Parent External Adviser has made available to the Company a copy of its articles of formation, as amended to date, as currently in effect (together with the Parent External Adviser’s limited liability company agreement, the “Parent External Adviser Documents”) and each of the Parent External Adviser Documents is in full force and effect, and the Parent External Adviser is not in violation of such documents.

Section 5.2    Authority Relative to Agreement.

(a)    The Parent External Adviser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent External Adviser, and the consummation by the Parent External Adviser of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Parent External Adviser, and no other corporate action or Proceeding on the part of the Parent External Adviser is necessary to authorize the execution, delivery and performance of this Agreement by the Parent External Adviser and the consummation by the Parent External Adviser of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Parent External Adviser and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of the Parent External Adviser, enforceable against the Parent External Adviser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

 (b)    The board of directors or similar governing body of the Parent External Advisor has, by resolutions adopted by directors or similar governing members adopted this Agreement and the transactions contemplated hereby.

 (c)    Neither the execution and delivery of this Agreement by the Parent External Adviser nor the consummation by the Parent External Adviser of the transactions contemplated or permitted hereby will (i) violate any provision of any Parent External Adviser Document, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 5.3 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Parent External Adviser or by which any property or asset of the Parent External Adviser is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Contract to which the Parent External Adviser is a party or by which its properties or assets are bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of the Parent External Adviser other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have an Adviser Material Adverse Effect.

Section 5.3    No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Parent External Adviser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than any such Consent, registration, declaration, filing or notices (i) set forth on Schedule 5.3 of the Parent Disclosure Letter or (ii) the failure of which to be obtained or made would not have an Adviser Material Adverse Effect.

Section 5.4    Permits; Compliance with Laws.

 (a)    The Parent External Adviser is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Parent External Adviser to carry on its business as it is now being conducted (the “Parent External Adviser Permits”), and no suspension or cancellation of any of the Parent External Adviser Permits is pending or, to the Knowledge of Parent, threatened, except where the failure to be in possession of, or the suspension or cancellation of, any of the Parent External Adviser Permits would not have a Parent Material Adverse Effect.

 (b)    The Parent External Adviser is not in default or violation of any (i) Law applicable to the Parent External Adviser or (ii) the Parent External Adviser Permits, except for any such defaults or violations that would not have a Parent Material Adverse Effect.

 (c)    Since December 31, 2018, the Parent External Adviser has filed (after giving effect to any extensions) all Regulatory Documents that were required to be filed with any Governmental Authority, other than such failures to file that would not, individually or in the aggregate, reasonably be expected to have an Adviser Material Adverse Effect.

 (d)    The Parent External Adviser is, and at all times required by the Investment Advisers Act since January 1, 2018 has been, duly registered as an investment adviser under the Investment Advisers Act. The Parent External Adviser is, and at all times required by Applicable Law (other than the Investment Advisers Act) since January 1, 2018 has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business required such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not have an Adviser Material Adverse Effect. Parent has made available to the Company a complete and correct copy of the Form ADV of the Parent External Adviser as in effect on the date of this Agreement.

 (e)    No “affiliated person” (as defined under the Investment Company Act) of the Parent External Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Section 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of Parent, threatened that would result in any such disqualification.

 (f)    The Parent External Adviser has implemented written policies and procedures as required by Rule 206(4)-7 under the Investment Advisers Act (complete and correct copies of which have been made available to the Company) and, during the period prior to the date of this Agreement that the Parent External Adviser has been the investment adviser to the Parent, the Parent External Adviser has been in compliance with such policies and procedures, except where the failures to adopt such policies and procedures or to be in compliance would not, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole.

 (g)    During the period prior to the date of this Agreement that it has been the investment adviser to Parent, there has been no material adverse change in the operations, affairs or regulatory status of the Parent External Adviser.

 (h)    The Parent Investment Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). Neither Parent nor the Parent External Adviser is in default under the Parent Investment Advisory Agreement, except where such default would not have an Adviser Material Adverse Effect. The Parent Investment Advisory Agreement is a valid and binding obligation of the Parent External Adviser, except as would not have an Adviser Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. There is no Proceeding pending or, to the Knowledge of Parent, threatened, and, to the Knowledge of Parent, there do not exist any facts or circumstances which would reasonably be expected to adversely affect the registration of the Parent External Adviser as an investment adviser under the Investment Advisers Act or the ability of an investment adviser to perform its obligations under the Parent Investment Advisory Agreement.

 (i)    Neither the Parent External Adviser nor any “affiliated person” (as defined in the Investment Company Act) of the Parent External Adviser is ineligible pursuant to Sections 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser to a registered investment company (or BDC), nor is there any Proceeding pending or, to the Knowledge of Parent, threatened by any Governmental Authority that would result in the ineligibility of the Parent External Adviser or any such “affiliated person” to serve as an investment adviser to a registered investment company (or BDC) pursuant to Sections 9(a) or 9(b) of the Investment Company Act. Neither the Parent External Adviser nor any “person associated with” (as defined in the Investment Advisers Act) the Parent External Adviser is ineligible pursuant to Sections 203(e) or 203(f) of the Investment Advisers Act to serve as an investment adviser or as a “person associated with” an investment adviser, nor is there any Proceeding pending or, to the Knowledge of Parent, threatened by any Governmental Authority that would result in the ineligibility of the Parent External Adviser or any such “person associated with” the Parent External Adviser to serve in any such capacities pursuant to Sections 203(e) or 203(f) of the Investment Advisers Act.

 (j)    As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against the Parent External Adviser that would have a Parent Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, the Parent External Adviser that would have a Parent Material Adverse Effect.

 (k)    Since December 31, 2018, there has been no material adverse change in the operations, affairs or regulatory status of the Parent External Adviser.

Section 5.5    Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against the Parent External Adviser that would have an Adviser Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, the Parent External Adviser that could reasonably be expected to have an Adviser Material Adverse Effect.

Section 5.6    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent External Adviser expressly for inclusion or incorporation by reference in (a) the Form N-14 will, at the time the Form N-14 is filed with the SEC or, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Parent External Adviser regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 5.7    Sufficient Funds. Parent External Adviser will have on the Closing Date sufficient funds to make the payment of the Additional Cash Consideration contemplated under Section 6.19 and Article II.

Section 5.8    No Other Representations or Warranties. Except for the representations and warranties contained in this Article V or in any certificate delivered hereunder, neither Parent External Adviser nor any other Person on its behalf makes any express or implied representation or warranty with respect to Parent External Adviser, any of its Subsidiaries or any investment fund advised by it or them, or with respect to any other information provided to the Company or any of its Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither Parent External Adviser nor any other Person will have or be subject to any claim, liability or indemnification obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to the Company or any of its Representatives in connection with this transaction, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V or in any certificate delivered pursuant hereto. Nothing in this Section 5.8 shall apply to or limit any claim for Fraud.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1    Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as may be required by Law, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement or (d) as set forth in Section 6.1 of the Company Disclosure Letter, (x) the Company shall, and shall cause its Subsidiaries to, conduct the business of the Company and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects (provided that (1) no action by the Company or its Subsidiaries with respect to any of the matters specifically addressed by any other provisions of this Section 6.1 will be deemed a breach of this clause (x) unless such action would constitute a breach of one or more such other provisions and (2) acquisitions and dispositions of investments in Portfolio Companies in accordance with the Company’s investment objectives, policies, and restrictions in effect as of the date of this Agreement will not be deemed to be a breach of this clause (x)); and (y) the Company shall not, and shall not permit any of its Subsidiaries to:

 (a)    amend or otherwise change, in any material respect, the Company’s Charter or the Second Amended and Restated Bylaws (as amended) of the Company (or such equivalent organizational or governing documents of any of its Subsidiaries);

 (b)    except for transactions solely among the Company and its wholly-owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

 (c)    except for transactions solely among the Company and its Subsidiaries, issue, sell, pledge, dispose, encumber or grant any (i) shares of its or the Company’s or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or its Subsidiaries’ stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company or any of its Subsidiaries;

 (d)    (i) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (a) dividends and distributions paid by any wholly-owned Subsidiary of the Company to the Company or any of its wholly-owned Subsidiaries, (b) regular quarterly cash distributions payable by the Company on a quarterly basis consistent with past practices and the Company’s investment objectives and policies as publicly disclosed, (c) the authorization and payment of any dividend or distribution necessary for the Company to maintain its qualification as a RIC, as reasonably determined by the Company, or (d) a Tax Dividend; or (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries (other than any wholly-owned Subsidiaries) or any options, warrants, or rights to acquire any such shares or other equity interests;

 (e)    directly or indirectly acquire (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its wholly-owned Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except with respect to acquisitions with collective purchase prices not exceeding $2,000,000 in the aggregate and except for acquisitions of Portfolio Company investments in accordance with the Company’s investment objectives, policies and restrictions;

 (f)    incur any long-term indebtedness for borrowed money in an amount in excess of $2,000,000 or guarantee any such indebtedness of any Person (other than a wholly-owned Subsidiary) in an amount in excess of $2,000,000, except for indebtedness or guarantees (i) incurred to replace, renew, extend, refinance or refund any existing indebtedness, (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement, (iii) incurred under letters of credit in the ordinary course of business or (iv) as otherwise required in the ordinary course of business;

 (g)    amend, enter into or terminate any Company Material Contract other than (i) in the ordinary course of business consistent with past practice in all material respects and (ii) which would not have a Company Material Adverse Effect;

 (h)    make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as otherwise required by Applicable Law;

 (i)    (i) make or change any material Tax election, (ii) change any material method of Tax accounting other than in the ordinary course of business, (iii) amend any material Tax Return, (iv) settle or compromise any Tax audit or other proceeding relating to a material amount of Taxes or (v) agree to any extension or waiver of the statute of limitations with respect to a material amount of Tax;

 (j)    enter into a new line of business outside of the Company’s investment objective as described in the Company SEC Documents (provided, that the foregoing shall not apply in any way to any Portfolio Company);

 (k)    directly or indirectly sell, lease, license or otherwise subject to any Lien or otherwise dispose in whole or in part of any of its properties, assets or rights or any interest therein, except for dispositions of Portfolio Company investments in accordance with the Company’s investment objectives, policies and restrictions;

 (l)    acquire new investments categorized as Level 3 investments in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” with a value, individually or in the aggregate, equal to 5% or more of the Company’s net asset value as of June 30, 2019; or

 (m)    enter into any agreement to do any of the foregoing.

Section 6.2    Conduct of Business by Parent Pending the Merger. Parent covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as may be required by Law, (b) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement or (d) as set forth in Section 6.2 of the Parent Disclosure Letter, (x) Parent shall, and shall cause its Subsidiaries to, conduct the business of Parent and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects (provided that (1) no action by Parent or its Subsidiaries (including Acquisition Sub) with respect to any of the matters specifically addressed by any other provisions of this Section 6.2 will be deemed a breach of this clause (x) unless such action would constitute a breach of one or more such other provisions and (2) acquisitions and dispositions of investments in accordance with Parent’s investment objectives, policies, and restrictions in effect as of the date of this Agreement will not be deemed to be a breach of this clause (x)); and (y) Parent shall not, and shall not permit any of its Subsidiaries to:

 (a)    amend or otherwise change the organizational documents of Parent (or such equivalent organizational or governing documents of any of its Subsidiaries) in a manner that could reasonably be expected to adversely affect in any material respect the rights of the holders of Parent Common Stock;

 (b)    except for transactions solely among Parent and its wholly-owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

 (c)    except for transactions solely among Parent and its wholly-owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant any (i) shares of its or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries;

 (d)    declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or any of its Subsidiaries’ capital stock or other equity interests, (a) other than dividends and distributions paid by any wholly-owned Subsidiary of Parent to Parent or any of its wholly-owned Subsidiaries, (b) regular quarterly cash distributions payable by Parent on a quarterly basis consistent with past practices and Parent’s investment objectives and policies as publicly disclosed, or (c) the authorization and payment of any dividend or distribution necessary for Parent to maintain its qualification as a RIC, as reasonably determined by Parent; or (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries (other than wholly-owned Subsidiaries) or any options, warrants, or rights to acquire any such shares or other equity interests;

 (e)    acquire (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among Parent and its Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except with respect to acquisitions with collective purchase prices not exceeding $6,000,000 in the aggregate and except for acquisitions of portfolio investments in accordance with Parent’s investment objectives, policies and restrictions;

 (f)    incur any long-term indebtedness for borrowed money in an amount in excess of $6,000,000 or guarantee any such indebtedness for any Person (other than a Subsidiary) in an amount in excess of $6,000,000, except for indebtedness or guarantees (i) incurred to replace, renew, extend, refinance or refund any existing indebtedness, (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement, (iii) incurred under letters of credit in the ordinary course of business, (iv) as otherwise required in the ordinary course of business, (v) to Parent or its Subsidiaries or (vi) in connection with fulfilling Parent’s obligations under Section 6.13;

 (g)    make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as otherwise required by Applicable Law;

 (h)    (i) make or change any material Tax election other than in the ordinary course of business, (ii) change any material method of Tax accounting other than in the ordinary course of business or (iii) agree to any extension or waiver of the statute of limitations with respect to a material amount of Tax;

 (i)    enter into a new line of business outside of Parent’s investment objective as described in the Parent SEC Documents (provided, that the foregoing shall not apply in any way to any entity in which Parent or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is or would be reflected in the Schedule of Investments included in Parent’s quarterly or annual reports); or

 (j)    enter into any agreement to do any of the foregoing.

Section 6.3    Preparation of the Form N-14 and the Proxy Statement; Stockholder Meetings.

 (a)    As promptly as practicable after the execution of this Agreement (and in no event later than the 15th calendar day hereafter (provided that such 15-day period shall be automatically extended to 30 calendar days (measured from the date of this Agreement and not from the date of extension) if reasonably requested by the Company or Parent in the event that the Company or Parent identifies new facts that make the preparation and filing of the Proxy Statement or the Form N-14, as applicable, by the end of such 15-day period unduly burdensome), (i) the Company shall prepare and the Company shall cause the Proxy Statement to be filed with the SEC in preliminary form and the Company, in consultation with Parent, shall set a preliminary record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Form N-14, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the First Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form N-14 declared effective under the Securities Act, and the Proxy Statement cleared of all comments from the SEC, as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form N-14, Parent shall take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the First Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form N-14 and the Proxy Statement. As promptly as practicable after the Form N-14 shall have become effective (and in no event later than the fifth calendar day thereafter), the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form N-14 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other party with a reasonable opportunity to review and comment thereon. If, at any time prior to the Effective Time, any information relating to Parent, the Parent External Adviser, the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent, the Parent External Adviser, or the Company which should be set forth in an amendment or supplement to either the Form N-14 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company. Each party shall notify the other promptly of the time when the Form N-14 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form N-14 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form N-14 or the First Merger.

 (b)    Subject to the earlier termination of this Agreement in accordance with Article VIII, the Company shall, as soon as practicable following the effectiveness of the Form N-14 (and in no event later than the 30th calendar day thereafter), duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) solely for the purpose of seeking the Company Stockholder Approval; provided, that the Company may postpone or adjourn to a later date the Company Stockholders’ Meeting solely (i) with the written consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement, whether or not a quorum is present, (iv) if required by Applicable Law or (v) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure if, in the good faith judgment of the Company Board (after consultation with outside legal counsel), the failure to do so would be inconsistent with its fiduciary duties under Applicable Law; provided further, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of 15 calendar days pursuant to clauses (ii) and (iii), taken together. Notwithstanding the foregoing, the Company shall, at the request of Parent, adjourn the Company Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement; provided, that no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 calendar days. The Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and shall publicly reaffirm such Company Recommendation within 48 hours after receipt of a written request to do so by Parent or Acquisition Sub, and use its reasonable best efforts to lawfully solicit from its stockholders proxies in favor of the adoption of this Agreement. Neither the Company Board nor any committee thereof shall (i) withhold or withdraw, or modify or qualify in a manner adverse to Parent or Acquisition Sub, or propose publicly to withhold or withdraw, or modify or qualify in a manner adverse to Parent or Acquisition Sub, the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal or (iv) resolve, agree or publicly propose to take any such actions (each such action in (i), (ii), (iii) and (iv) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Competing Proposal (whether or not a Superior Proposal).

Section 6.4    Appropriate Action; Consents; Filings.

 (a)    Subject to the terms and conditions of this Agreement (including those set forth in Section 6.6), the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the First Merger set forth in Article VII to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the First Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the First Merger, (ii) the defending of any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the First Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the First Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Without limiting the generality of the foregoing, each of the parties hereto shall make any applications and filings as reasonably determined by the Company and Parent are required under applicable Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable, but in no event later than as required by Law. Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company and Parent.

 (b)    Parent and Acquisition Sub agree to take (and to cause their Affiliates to take) promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Laws that may be required by any foreign or United States federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to consummate the transactions contemplated by this Agreement as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. Further, and for the avoidance of doubt, Parent will take any and all actions necessary in order to ensure that (x) no requirement for any non-action by or consent or approval of the Antitrust Division, the Federal Trade Commission, or other Governmental Authority with respect to any Antitrust Laws, (y) no decree, judgment, injunction, temporary restraining order or any other Order in any Proceeding with respect to any Antitrust Laws, and (z) no other matter relating to any Antitrust Laws would preclude consummation of the First Merger by the Termination Date.

 (c)    In connection with and without limiting the efforts referenced in this Section 6.4, each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a private party, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, or in connection with any Proceeding initiated by a private party, to any other Person, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority, or in connection with any Proceeding initiated by a private party, between either party and any other Person with respect to this Agreement. In addition, each of the parties hereto will give reasonable notice to and consult with the other in advance of any meeting or conference with any Governmental Authority, or in connection with any Proceeding by a private party, with any other Person, and to the extent permitted by the Governmental Authority or other Person, give the other the opportunity to attend and participate in such meeting or conference.

Section 6.5    Access to Information; Confidentiality.

 (a)    Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, in a manner not disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the personnel, agents, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries as may reasonably be requested; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Acquisition Sub if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) violate Applicable Law or the provisions of any Contract to which the Company or any of its Subsidiaries is a party or (iii) jeopardize any attorney-client, attorney work product or any other legal privilege. No investigation or access permitted pursuant to this Section 6.5(a) shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Parent and the Parent External Adviser agree that it and they will not, and will cause its and their Representatives not to, use any information obtained pursuant to this Section 6.5(a) for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement. Each of the September 2018 Confidentiality Agreement and the February 2019 Confidentiality Agreement shall apply with respect to information furnished by the Company, its investment adviser, its Subsidiaries and the Company’s officers, employees and other Representatives hereunder.

 (b)    Upon reasonable notice, Parent shall (and shall cause each of its Subsidiaries and Acquisition Sub to) afford reasonable access to the Company’s Representatives, in a manner not disruptive to the operations of the business of Parent and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the properties, books and records of Parent and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries and Acquisition Sub to) furnish promptly to such Representatives all information concerning the business, properties and personnel of Parent and its Subsidiaries (including Acquisition Sub) as may reasonably be requested; provided, however, that nothing herein shall require Parent or any of its Subsidiaries (including Acquisition Sub) to disclose any information to the Company if such disclosure would, in the reasonable judgment of Parent, (i) cause significant competitive harm to Parent or its Subsidiaries (including Acquisition Sub) if the transactions contemplated by this Agreement are not consummated, (ii) violate Applicable Law or the provisions of any Contract to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party or (iii) jeopardize any attorney-client, attorney work product or any other legal privilege. No investigation or access permitted pursuant to this Section 6.5(b) shall affect or be deemed to modify any representation or warranty made by Parent or Acquisition Sub hereunder. The Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.5(b) for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement. Each of the September 2018 Confidentiality Agreement and the February 2019 Confidentiality Agreement shall apply mutatis mutandis with respect to information furnished by Parent, the Parent External Adviser, its Subsidiaries, Acquisition Sub and Parent’s officers, employees and other Representatives hereunder.

Section 6.6    No Solicitation.

 (a)    Subject to Section 6.6(c), the Company shall, and shall cause its Subsidiaries and its and their Representatives to, (i) immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal (an “Inquiry”) and immediately terminate all physical and electronic data room access previously granted to any such Third Party, (ii) request the prompt return or destruction of all confidential information previously furnished to any such Third Party with respect to any Competing Proposal or Inquiry and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or “standstill” agreement to which it or any of its Affiliates or Representatives is a party with respect to any Competing Proposal or Inquiry.

 (b)    Except as expressly provided in Section 6.6(c), until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and its and their Representatives not to, directly or indirectly, (i) initiate, solicit, endorse, facilitate or knowingly encourage the making of any Competing Proposal or Inquiry, (ii) continue or engage in negotiations or discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6.6), or knowingly furnish any information to, any Third Party relating to a Competing Proposal or any Inquiry or (iii) resolve, agree or publicly propose to do any of the foregoing.

 (c)    Notwithstanding anything to the contrary in Section 6.6(a) or Section 6.6(b), at any time prior to the date that the Company Stockholder Approval is obtained, in the event that the Company (or its Representatives on the Company’s behalf) receives directly or indirectly a written Inquiry or a written Competing Proposal from any Third Party that (A) the Company Board determines in good faith to be bona fide, (B) was unsolicited and (C) did not otherwise result from a breach of this Section 6.6, the Company and the Company Board and its Representatives may engage or participate in negotiations or discussions with, or furnish any information and other access to, any Third Party making such Inquiry or Competing Proposal and its Representatives and Affiliates and prospective debt and equity financing sources that have been specifically engaged for the purpose of financing such Competing Proposal if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that (i) such Inquiry or Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (ii) the failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under the MGCL; provided that (x) prior to furnishing any information concerning the Company and its Subsidiaries the Company receives from such Person, to the extent such Person is not already subject to an Acceptable Confidentiality Agreement, a confidentiality agreement containing terms that are not less favorable in all material respects to the Company than those contained in each of the September 2018 Confidentiality Agreement and the February 2019 Confidentiality Agreement, including any “standstill” agreements contained therein, and that does not restrict the Company’s ability to comply with any of the terms of this Section 6.6 (an “Acceptable Confidentiality Agreement”), and (y) the Company shall promptly provide or make available to Parent (I) an unredacted copy of each such Acceptable Confidentiality Agreement and (II) all non-public information concerning it or its Subsidiaries that it provides to any Third Party given such access that was not previously made available to Parent or its Representatives. It is understood and agreed that any contacts, disclosures, discussions or negotiations expressly permitted under this Section 6.6(c), including any public announcement that the Company or the Company Board has made any determination required under this Section 6.6(c) to take or engage in any such actions (provided that the Company Board expressly publicly reaffirms the Company Recommendation concurrently with such public disclosure), shall not constitute a basis for Parent to terminate this Agreement pursuant to Section 8.1(d)(ii).

 (d)    Neither the Company nor the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change and, except as expressly provided in this Section 6.6(d), neither the Company Board nor any committee thereof shall approve or recommend, and the Company shall not (and shall cause each of its Subsidiaries not to) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract or agreement, in each case constituting or with respect to, any Competing Proposal or Inquiry (each, an “Alternative Acquisition Agreement”), in each case other than an Acceptable Confidentiality Agreement, and neither the Company Board nor any committee thereof shall resolve, agree or publicly propose to take any such actions. Notwithstanding the immediately preceding sentence, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may, if the Company has received a Competing Proposal after the date of this Agreement that (i) the Company Board has determined in good faith to be bona fide, (ii) was unsolicited, (iii) did not otherwise result from a breach of this Section 6.6 and (iv) the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal and cause the Company to enter into a binding definitive agreement providing for the consummation of such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 8.1(c)(ii), and, provided that:

(i)    the Company shall have provided prior written notice to Parent, at least three (3) Business Days in advance, that it intends to terminate this Agreement pursuant to Section 8.1(c)(ii) in order to enter into a binding definitive agreement providing for the consummation of a Superior Proposal (a “Notice of Superior Proposal”), which notice shall specify in reasonable detail the basis for such termination and the identity of the Person or group of Persons making such Superior Proposal and the terms and conditions thereof and include a copy of the final negotiated definitive agreement (which need not include signatures and may contain brackets of the type that are completed in or removed from a definitive agreement of that nature just prior to the execution thereof) providing for the consummation of such Superior Proposal and any material ancillary agreements (which need not include signatures and may contain brackets of the type that are completed in or removed from a definitive agreement of that nature just prior to the execution thereof) being executed or to be executed in connection therewith (provided, that any amendment to the financial terms or any other material terms of such Superior Proposal shall require a new written notice by the Company and a new two (2) Business Day period (unless such two (2) Business Day period would be shorter than the amount of time remaining in such original three (3) Business Day period, in which case such original three (3) Business Day period shall remain in effect);

(ii)    after providing such notice and prior to terminating this Agreement pursuant to Section 8.1(c)(ii), the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent and Acquisition Sub and their respective Representatives in good faith (to the extent Parent and Acquisition Sub desire to negotiate) during such three (3) or two (2) Business Day period (as applicable) to make such adjustments to the terms and conditions of this Agreement as would obviate the need for the Company to terminate this Agreement pursuant to Section 8.1(c)(ii); and

(iii)    following the end of such three (3) or two (2) Business Day period (as applicable), the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Superior Proposal, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to be a Superior Proposal.

 (e)    Nothing contained in this Section 6.6 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under Applicable Law or NASDAQ, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or (ii) making any “stop-look-and-listen” communication to stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that (x) any disclosure made as permitted under clause (i) of this Section 6.6(e) (other than any “stop-look-and-listen”

communication or a factually accurate public statement by the Company that describes the Company’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto) that relates to a Competing Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation in such disclosure.

 (f)    The Company shall promptly (and in any event within 48 hours of receipt) advise Parent in writing in the event that it or any of its Subsidiaries or any of its or their Representatives receives any Inquiry or Competing Proposal from any Third Party, in each case together with a description of the material terms and conditions of and facts surrounding any such Inquiry or Competing Proposal, the identity of the Third Party making such Inquiry or Competing Proposal and a copy of any written proposal, offer, draft agreement, term sheet or other analogous agreement provided by such Third Party. The Company shall keep Parent reasonably informed (orally and in writing) on a timely basis of the status and details (including within 48 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Inquiry or Competing Proposal, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Inquiry or Competing Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

 (g)    For purposes of this Agreement:

(i)    “Competing Proposal” shall mean any inquiry, proposal, discussions, negotiations or offer from any Third Party (a) with respect to a merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or other transaction involving the Company or any of its Subsidiaries, or (b) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any mortgage or pledge in connection with a bona fide debt financing transaction entered into in the ordinary course of business consistent with past practice) that constitute or represent twenty percent (20%) or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, as of the date of such inquiry or proposal, or that generated twenty percent (20%) or more of net revenue or net income of the Company and its Subsidiaries, taken as a whole, for the 12-month period ending on the last day of the Company’s then most recently completed fiscal quarter, or (ii) twenty percent (20%) or more of the outstanding shares of any class of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Mergers.

(ii)    “Superior Proposal” shall mean a bona fide, unsolicited, written and binding Competing Proposal that is fully financed or has fully committed financing (with all percentages in the definition of Competing Proposal increased to fifty percent

(50%)) made by a Third Party that the Company Board determines in good faith, after consultation with its financial and outside legal advisors, and considering all legal, financial, regulatory and other material aspects of, and the identity of the Third Party making, the Competing Proposal and such factors as the Company Board considers in good faith to be appropriate, (A) is more favorable to stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any revisions to the terms and conditions of this Agreement proposed by Parent to the Company in writing in response to such Competing Proposal under the provisions of Section 6.6(d)(i) and (B) is reasonably likely of being completed on the terms proposed on a timely basis.

 (h)    The Company agrees that any violation of the restrictions set forth in this Section 6.6 by any of the Company’s Subsidiaries or any of its or their respective Representatives shall be deemed to be a breach of this Agreement by the Company.

 (i)    Sections 8(a) and 8(b) of the September 2018 Confidentiality Agreement and Sections 14 and 15 of the February 2019 Confidentiality Agreement shall each terminate and be of no further force or effect upon the receipt by the Company or any of its Subsidiaries or any of its or their Representatives of a Competing Proposal or Inquiry.

Section 6.7    Directors’ and Officers’ Indemnification and Insurance.

 (a)    Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby), now existing in favor of the current or former directors, officers, managers, or employees, as the case may be, of the Company, its Subsidiaries or the Company’s Affiliates, including but not limited to officers and employees of the Company’s investment advisor, Oak Hill Advisors, L.P. (collectively, the “D&O Indemnified Parties”) as provided in their respective organizational documents as in effect on the date of this Agreement or in any Contract disclosed or made available to Parent prior to the date of this Agreement shall survive the Mergers and shall continue in full force and effect. Parent shall indemnify, defend and hold harmless, and advance expenses to the D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby), to the fullest extent permitted by Applicable Law as required by the organizational documents of the Company or its Subsidiaries as in effect on the date of this Agreement; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim. Parent shall cause the Surviving Corporation’s (and any of its successors’) articles of incorporation, bylaws or other organizational documents to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability with respect to the D&O Indemnified Parties and the period prior to the Effective Time that are no less favorable to the D&O Indemnified Parties than those set forth in the Company’s organizational documents as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

 (b)    Without limiting the provisions of Section 6.7(a), to the fullest extent permitted by Applicable Law or otherwise required by the organizational documents of the Company or its Subsidiaries as in effect on the date of this Agreement or in any Contract disclosed or made available to Parent prior to the date of this Agreement, Parent shall: (i) indemnify and hold harmless each D&O Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, Proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, Proceeding or investigation arises out of or pertains to: (A) any alleged action or omission in such D&O Indemnified Party’s capacity as a director, officer or employee of the Company, its investment adviser or any of its Subsidiaries prior to the Effective Time or (B) this Agreement or the transactions contemplated hereby and (ii) pay in advance of the final disposition of any such claim, Proceeding or investigation the expenses (including attorneys’ fees) of such D&O Indemnified Party upon receipt of an undertaking by or on behalf of such D&O Indemnified Party to repay such amount if it shall ultimately be determined by a final non-appealable judgment of a court of competent jurisdiction that such D&O Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.7(b) or elsewhere in this Agreement, Parent shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, Proceeding or investigation, unless such settlement, compromise, consent or termination includes an unconditional release of all of the D&O Indemnified Parties covered by the claim, Proceeding or investigation from all liability arising out of such claim, Proceeding or investigation.

 (c)    The Company shall, and shall cause its Subsidiaries to purchase and maintain in full force and effect, a six (6) year “tail” policy, on terms and conditions no less advantageous to the D&O Indemnified Parties than the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company as of the date of this Agreement, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided that the Company shall not be required to pay a total premium for such tail policy in excess of $300,000, but in such case shall purchase as much of such coverage as possible for such amount). Parent shall not, and shall not permit its Subsidiaries to, take any action that would reasonably be expected to prejudice the rights of, or otherwise reasonably be expected to impede recovery by, the beneficiaries of any such insurance, whether in respect of claims arising before or after the Effective Time.

 (d)    The D&O Indemnified Parties to whom this Section 6.7 applies shall be third-party beneficiaries of this Section 6.7. The provisions of this Section 6.7 are intended to be for the benefit of each D&O Indemnified Party and his or her successors, heirs or representatives. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6.7. Notwithstanding any other provision of this Agreement, this Section 6.7 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation, and shall be enforceable by the D&O Indemnified Parties and their successors, heirs or representatives.

Section 6.8    Notification of Certain Matters. Subject to Applicable Law, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Mergers or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Mergers or the transactions contemplated hereby and (c) any fact, circumstance or development of which the Company or Parent (as applicable) becomes aware that will or is reasonably likely to result in any of the conditions set forth in Article VII becoming incapable of being satisfied by the Termination Date.

Section 6.9    Public Announcements. Except as otherwise contemplated by Section 6.6 (and, for the avoidance of doubt, nothing herein shall limit the rights of the Company or the Company Board under Section 6.6), prior to any Company Adverse Recommendation Change, the Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or public announcement with respect to this Agreement or the transactions contemplated hereby, and none of the parties or their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ written consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto. The Company may, without Parent or Acquisition Sub’s consent, communicate to its employees, Portfolio Companies, customers, suppliers and consultants in a manner consistent with prior communications of the Company or is consistent with a communications plan previously agreed to by Parent and the Company in which case such communications may be made consistent with such plan.

Section 6.10    Acquisition Sub. Parent will take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the First Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 6.11    No Control of the Other Party’s Business.

 (a)    Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

 (b)    Nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.12    Rule 16b-3 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.13    Repayment of Indebtedness. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a draft copy of a customary payoff letter (subject to delivery of funds as arranged by Parent) from the “Administrative Agent” (as defined in the Existing Credit Facility) under the Existing Credit Facility (the “Payoff Letter”), and, on or prior to the Closing Date, the Company shall deliver to Parent an executed copy of the Payoff Letter to be effective upon the Closing. The Company shall, and shall cause its Subsidiaries to, deliver all the documents required for the termination of commitments under the Existing Credit Facility, subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding thereunder (using funds arranged by Parent).

Section 6.14    Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, (i) Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Company take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause Parent to fail to qualify as a RIC, and (ii) the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Parent, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify as a RIC.

Section 6.15    Stock Exchange Listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in connection with the First Merger to be listed on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 6.16    Takeover Statutes and Provisions. None of the Company, Parent or the Acquisition Sub will take any action that would cause the First Merger and related transactions to be subject to requirements imposed by any Takeover Statutes. Each of the Company and Parent shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the First Merger from, or if necessary to challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

Section 6.17    Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by the Company’s stockholders or Parent’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the transactions contemplated hereby. Each of Parent and the Company (i) shall keep the other party reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (ii) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).

Section 6.18    Coordination of Dividends. Parent and Company shall coordinate with each other in designating the record and payment dates for any dividends or distributions to its stockholders, including a Tax Dividend, declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur.

Section 6.19    Additional Cash Consideration. In connection with the transactions contemplated hereby, as additional consideration to the holders of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (excluding any Canceled Shares), Parent External Adviser shall pay or cause to be paid, on the terms and subject to the conditions set forth in Section 2.2, to such holders an aggregate amount in cash equal to $3,000,000 (the “Additional Cash Consideration”).

Section 6.20    Open Market Stock Repurchase Program. Parent agrees that if shares of Parent Common Stock are trading at a price below the target net asset value per share discount set forth in Section 6.20 of the Parent Disclosure Letter at any time during the twelve-month period from and after the Effective Time, the Parent Board shall promptly announce Parent’s commitment to purchase, during the twelve-month period from and after such announcement, up to $10,000,000 worth of shares of Parent Common Stock in open market transactions, at the then-current market price (the “Parent Trading Plan”). Purchases made pursuant to the Parent Trading Plan shall be in accordance with Rule 10b-18 under the Exchange Act.

Section 6.21    Stockholder Notice. On the Closing Date, Parent and the Company shall use commercially reasonable efforts to make a determination as to whether or not the Mergers constitute a “reorganization” within the meaning of Section 368(a) of the Code, which determination shall be made reasonably and in good faith after consultation with tax counsel, but shall not constitute a representation, warranty, covenant, obligation or guarantee of any kind whatsoever to the Company, its stockholders or any other Person with respect thereto (and no such Person shall be entitled to rely on such determination in any respect). In making such determination, Parent and the Company shall be entitled to rely on certain customary assumptions and representations reasonably acceptable to Parent and the Company after consultation with tax counsel, including representations set forth in certificates of officers of Parent and the Company, which Parent and the Company shall use commercially reasonable efforts to cause to be promptly provided to each other if requested by the other party. As soon as practicable after the Closing, Parent shall inform the stockholders in writing of any such determination made pursuant to this Section 6.21. Each of the Company, Parent, and Acquisition Sub shall report the Mergers and the other transactions contemplated by this Agreement in a manner consistent with any determination made pursuant to this Section 6.21, except as otherwise required by Applicable Law.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.1    Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

 (a)    The Company shall have obtained the Company Stockholder Approval;

 (b)    the Parent Common Stock to be issued in connection with the First Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance;

 (c)    the Form N-14 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order; and

 (d)    no Governmental Authority of competent jurisdiction shall have issued or entered any Law or Order which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting or making unlawful the consummation of the First Merger.

Section 7.2    Conditions to Obligations of Parent and Acquisition Sub to Effect the First Merger. The obligations of Parent and Acquisition Sub to effect the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following additional conditions:

 (a)    each of the representations and warranties of the Company (i) contained in Section 3.1, Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.3(a), Section 3.3(b), Section 3.3(c) (but only clause (i) thereof), Section 3.19 and Section 3.20 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct that are de minimis, (ii) contained in clause (b) of Section 3.9 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in this Agreement (other than those covered by the foregoing clauses (i) and (ii)), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect;

 (b)    the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

 (c)    Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d); and

 (d)    since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

Section 7.3    Conditions to Obligation of the Company to Effect the First Merger. The obligation of the Company to effect the First Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following additional conditions:

 (a)    each of the representations and warranties of Parent, Acquisition Sub and the Parent External Adviser (i) contained in Section 4.1, Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.3(a), Section 4.3(b), Section 4.3(c) (but only clause (i) thereof), Section 4.22, Section 5.1, Section 5.2(a) and Section 5.2(b) (but only clause (i) thereof) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct that are de minimis, (ii) contained in clause (b) of Section 4.9 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (ii) contained in this Agreement (other than those covered by the foregoing clauses (i) and (ii)), without giving effect to any materiality, “Parent Material Adverse Effect” or “Adviser Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect or an Adviser Material Adverse Effect, as applicable;

 (b)    Parent, Acquisition Sub and the Parent External Adviser shall have performed or complied in all material respects with their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

 (c)    the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 7.3(a), Section 7.3(b), Section 7.3(d) and Section 7.3(e);

 (d)    since the date of this Agreement, there shall not have occurred and be continuing any Parent Material Adverse Effect; and

 (e)    since the date of this Agreement, there shall not have occurred and be continuing any Adviser Material Adverse Effect.

Section 7.4    Frustration of Closing Conditions. None of Parent, Acquisition Sub or the Company may rely either as a basis for not consummating the First Merger or any of the other transactions contemplated by this Agreement or terminating this Agreement and abandoning the Mergers on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1    Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

 (a)    by mutual written consent of each of Parent and the Company; or

 (b)    by either Parent or the Company, if:

(i)    the First Merger shall not have been consummated on or before 5:00 p.m. (New York time) on January 31, 2020 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party to perform or comply with any of its obligations under this Agreement has been the principal cause of or resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii)    prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have issued or entered any Law or Order or taken any other action permanently restraining, enjoining or otherwise prohibiting or making unlawful the consummation of the transactions contemplated by this Agreement, and such Law or Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Law or Order or taking of such action was proximately caused by the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform or comply with any of its obligations under this Agreement, provided further that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company (in the case of a termination by Parent) or Parent, Acquisition Sub or Parent External Advisor (in the case of termination by the Company), as applicable, is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement (including, without limitation, Section 6.4); or

(iii)    the Company Stockholders Meeting (including any adjournments or postponements thereof) shall have been duly held and completed and the Company Stockholder Approval shall not have been obtained at such Company Stockholders Meeting (or at any adjournment or postponement thereof) at which a vote on the adoption of this Agreement is taken; or

 (c)    by the Company if:

(i)    Parent, Acquisition Sub or the Parent External Adviser shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or Section 7.3 and (B) is not capable of being cured by Parent, Acquisition Sub, or the Parent External Adviser, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent, Acquisition Sub or the Parent External Adviser, as applicable, on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; provided, further that the Company may not terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent’s breach has been primarily caused by a breach of any provision of this Agreement by the Company; or

(ii)    at any time prior to receipt of the Company Stockholder Approval, in order to simultaneously enter into a binding definitive agreement providing for the consummation of a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.6; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii) if the Company has breached any provision of Section 6.6 in any material respect;

(iii)    at any time prior to the Effective Time, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) Parent and Acquisition Sub do not consummate the First Merger on or prior to the date the Closing is required to occur pursuant to Article I, (iii) the Company shall have irrevocably confirmed in writing to Parent that it is ready, willing and able to complete the Closing on the date of such confirmation and throughout the three (3) Business Day period following delivery of such confirmation and (iv) Parent and Acquisition Sub fail to effect the Closing within three (3) Business Days following delivery of such confirmation; or

 (d)    by Parent if:

(i)    the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent, Acquisition Sub or the Parent External Adviser is then in material breach of any of its respective representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; provided, further that Parent may not terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company’s breach has been primarily caused by a breach of any provision of this Agreement by Parent; or

(ii)    at any time prior to the receipt of the Company Stockholder Approval, (A) the Company or the Company Board (or any committee thereof) shall have made a Company Adverse Recommendation Change, (B) the Company fails to publicly reaffirm the Company Recommendation within five Business Days after receipt of a written request therefor by Parent, (C) the Company, any of its Subsidiaries or any of its or their Representatives Intentionally Breaches Section 6.6 in a material respect, and such breach remains uncured for five Business Days following written notice thereof by Parent to the Company, or (D) the Company fails to recommend against any Competing Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten Business Days after the commencement thereof.

Section 8.2    Effect of Termination. In the event that this Agreement is terminated and the Mergers abandoned pursuant to Section 8.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 8.3 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages, which shall be deemed in any such event to be damages of such party) resulting from any Intentional Breach of this Agreement prior to such termination or Fraud, in which case, except as provided in Section 8.3, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, that each of the September 2018 Confidentiality Agreement and the February 2019 Confidentiality Agreement (in each case, to the extent amended by Section 6.6(i)), this Section 8.2, Section 8.3, Section 8.6 and Article IX shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3    Termination Fees; Parent Expenses.

 (a)    If, but only if, this Agreement is terminated by:

(i)    Either Parent or the Company pursuant to Section 8.1(b)(iii), and in any such case, prior to the Company Stockholders’ Meeting, a Competing Proposal shall have been publicly disclosed and not withdrawn prior to such date;

(ii)    the Company pursuant to Section 8.1(c)(ii); or

(iii)    Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii);

then, in any such case, Parent shall have the option, exercisable in its sole discretion by delivery of written notice to the Company (the “Company Termination Fee Notice”) within two (2) Business Days following the effective date of such termination, to be paid the Company Termination Fee, on the terms provided in the immediately following sentence (a “Company Termination Fee Election”). Should Parent timely make a Company Termination Fee Election, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.3(b) by wire transfer of same day funds to the account or accounts designated by Parent in the Company Termination Fee Notice (A) in the case of clause (i) above, on the same day as the consummation of any Tail Period Transaction, should one occur (regardless of whether such consummation happens prior to or following the expiration of the Tail Period), or (B) in the case of clause (ii) or clause (iii) above, no later than three (3) Business Days following the Company’s receipt of the Company Termination Fee Notice. If Parent is entitled to make a Company Termination Fee Election pursuant to this Section 8.3(a) but fails to timely do so, Parent shall irrevocably waive its right to be paid the Company Termination Fee; provided, that subject to clause (ii) of Section 8.3(e), such waiver shall not limit any other rights or remedies available to Parent following the termination of this Agreement.

 (b)    If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable to Parent pursuant to Section 8.3(a), then the Company shall reimburse Parent and its Affiliates for half of their documented out-of-pocket fees and expenses (including all documented fees and expenses of counsel, accountants, experts and consultants to Parent and Acquisition Sub and their Affiliates) incurred and payable by Parent or Acquisition Sub or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”), up to a maximum reimbursement payment of $500,000. Any payments required to be made under this Section 8.3(b) shall be made by wire transfer of same day funds to the account or accounts designated by Parent within three Business Days after the Company’s having been notified in writing of the amounts thereof by Parent.

 (c)    If, but only if, this Agreement is terminated by the Company pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii), or by Parent (at any time during which the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii)) pursuant to Section 8.1(b)(i), then, in any such case, the Company shall have the option, exercisable in its sole discretion by delivery of written notice to Parent (the “Parent Termination Fee Notice”) within two (2) Business Days following the effective date of such termination, to be paid the Parent Termination Fee, on the terms provided in the immediately following sentence (a “Parent Termination Fee Election”). Should the Company timely make a Parent Termination Fee Election, Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of same day funds to the account or accounts designated by the Company in the Parent Termination Fee Notice no later than three (3) Business Days following Parent’s receipt of the Parent Termination Fee Notice. If the Company is entitled to make a Parent Termination Fee Election pursuant to this Section 8.3(c) but fails to timely do so, the Company shall irrevocably waive its right to be paid the Parent Termination Fee; provided, that subject to clause (ii) of Section 8.3(f), such waiver shall not limit any other rights or remedies available to the Company following the termination of this Agreement.

 (d)    Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, or Parent be required to pay the Parent Termination Fee on more than one occasion.

 (e)    Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, except in cases involving Fraud, (i) the Company Termination Fee, to the extent paid in full (less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.3(b)) on the terms provided in Section 8.3(a), shall constitute the sole and exclusive monetary remedy of Parent, Parent External Adviser and Acquisition Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall remain obligated to comply with the provisions of this Agreement that survive termination pursuant to Section 8.2); and (ii) in cases where Parent would be entitled to make a Company Termination Fee Election (assuming, for purposes of determining whether or not Parent would be entitled to make a Company Termination Fee Election, that Parent is not in breach of this Agreement), the Company’s maximum aggregate monetary liability for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise shall not exceed $9,263,250 (the “Company Damages Cap”); provided, that the Company Damages Cap shall instead be $37,053,000 if (A) this Agreement is terminated pursuant to Section 8.1(c)(ii) or (B) a Tail Period Transaction is consummated (regardless of whether such consummation happens prior to or following the expiration of the Tail Period).

 (f)    Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, except in cases involving Fraud, (i) the Parent Termination Fee, to the extent paid in full on the terms provided in Section 8.3(c), shall constitute the sole and exclusive monetary remedy of the Company against Parent, the Parent External Adviser and Acquisition Sub and their respective Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that Parent shall remain obligated to comply with the provisions of this Agreement that survive termination pursuant to Section 8.2); and (ii) in cases where the Company would be entitled to make a Parent Termination Fee Election (assuming, for purposes of determining whether or not the Company would be entitled to make a Parent Termination Fee Election, that the Company is not in breach of this Agreement), Parent’s maximum aggregate monetary liability for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise shall not exceed $35,921,507.

 (g)    Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) each of the Company Termination Fee and Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as applicable, in the circumstances in which such fees or expenses are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the other for the payment of any amount set forth in this Section 8.3, the Company or Parent, as applicable, shall pay the other’s costs and expenses in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

Section 8.4    Amendment. Subject to Applicable Law, the parties hereto may only modify or amend this Agreement by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided, that no amendment shall be made to this Agreement after the Effective Time; provided, further, that after receipt of the Company Stockholder Approval, if any such amendment shall by Applicable Law require further approval of the stockholders of the Company, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company.

Section 8.5    Extension; Waiver. The conditions to each of the parties’ obligations to consummate the Mergers are for the sole benefit of such party and may be waived by such party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by Applicable Law. At any time prior to the Effective Time, the Company or Parent may (i) waive or extend the time for the performance of any of the obligations or other acts of Parent, Acquisition Sub or the Parent External Adviser, in the case of the Company, or the

Company, in the case of Parent, or (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement on the part of Parent, Acquisition Sub or the Parent External Adviser, in the case of the Company, or the Company, in the case of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and expressly setting forth the nature of such extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.6    Expenses; Transfer Taxes. Except as expressly set forth herein (including Section 8.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses. Other than Taxes imposed upon holders of Company Common Stock, Parent shall pay all (i) transfer, stamp and documentary Taxes or fees and (ii) sales, use, gains, real property transfer and other similar Taxes or fees arising out of or in connection with this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1    Non-Survival of Representations, Warranties and Agreements. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.7.

Section 9.2    Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail, addressed as follows:

if to Parent, Acquisition Sub or the Parent External Adviser:

Portman Ridge Finance Corporation

650 Madison Avenue,

23rd Floor

New York, New York 10022

Email: ted.goldthorpe@bcpartners.com; patrick.schafer@bcpartners.com

Attention: Edward Goldthorpe; Patrick Schafer

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

Phone: (202) 636-5500

Email:        rajib.chanda@stblaw.com

                   jonathan.corsico@stblaw.com

Attention:  Rajib Chanda, Esq.

                  Jonathan L. Corsico, Esq.

if to the Company:

OHA Investment Corporation

1114 Avenue of the Americas

27th Floor

New York, New York 10036

Phone: (212) 852-1900

Email: GRubin@oakhilladvisors.com

Attention: Greggory Rubin

with a copy (which shall not constitute notice) to:

Dechert LLP

1900 K Street NW

Washington, DC 20006

Phone: (202) 261-3300

Fax: (202) 261-3333

Email:        harry.pangas@dechert.com

                   bernardo.piereck@dechert.com

                      ken.young@dechert.com

   Attention:  Harry S. Pangas, Esq.

                      Bernardo Piereck, Esq.

                      Kenneth Young, Esq.

or to such other address, electronic mail address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 9.2; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

Section 9.3    Interpretation; Certain Definitions.

 (a)    The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

 (b)    Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter or Parent Disclosure Letter, respectively, if it is reasonably apparent on the face of such disclosure that such disclosure relates to any such other Section. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

 (c)    The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The phrase “the date of this Agreement” and terms or phrases of similar import shall be deemed to refer to the date first set forth above, unless the context requires otherwise. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules, regulations or guidance promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules, regulations or guidance promulgated thereunder, in each case, as of such date). Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Contract, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. The term “or” is not exclusive.

Section 9.4    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the First Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.5 shall be null and void.

Section 9.6    Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with each of the September 2018 Confidentiality Agreement and the February 2019 Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7    No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that the D&O Indemnified Parties (with respect to Section 6.7 and this Section 9.7 from and after the Effective Time) are intended third-party beneficiaries hereof.

Section 9.8    Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the latter shall control. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Delaware, and the appellate courts to which orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.8.

Section 9.9    Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (without proof of actual damages), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything to the contrary contained herein, this Section 9.9 is not intended and shall not be construed to limit in any way the provisions of Section 8.3(d).

Section 9.10    Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub, the Parent External Adviser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PORTMAN RIDGE FINANCE CORPORATION

By:	/s/ Edward Goldthorpe
Name: Edward Goldthorpe
Title: President and Chief Executive Officer

STORM ACQUISITION SUB INC.

By:	/s/ Edward Goldthorpe
Name: Edward Goldthorpe
Title:

SIERRA CREST INVESTMENT MANAGEMENT LLC

By:	/s/ Edward Goldthorpe
Name: Edward Goldthorpe
Title: Officer and Authorized Person

OHA INVESTMENT CORPORATION

By:	/s/ Steven Wayne
Name: Steven Wayne
Title: President and Chief Executive Officer

Appendix A

As used in this Agreement, the following terms shall have the following meanings:

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 6.6(c).

“Acquisition Sub” shall have the meaning set forth in the Preamble.

“Additional Cash Consideration” shall have the meaning set forth in Section 6.19.

“Adviser Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that (1) would have, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Parent External Adviser, or (2) would, or would reasonably be expected to, materially impair, materially delay or prevent the Parent External Adviser or Parent from timely performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether an Adviser Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Parent External Adviser operates (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” shall be taken into account in determining whether there has been an Adviser Material Adverse Effect); (v) any failure by the Parent External Adviser to meet published analyst estimates or expectations of the Parent External Adviser’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” shall be taken into account in determining whether there has been an Adviser Material Adverse Effect); (vi) any failure by the Parent External Adviser to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” shall be taken into account in determining whether there has been an Adviser Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters; (viii) the negotiation, existence, announcement or performance of this Agreement and the consummation of the transactions contemplated hereby, including (A) the initiation of litigation by any Person with respect to this Agreement or the transactions contemplated hereby, (B) any termination of, reduction in or similar negative impact on relationships, contractual or

Appendix A-1

otherwise, with any customers, suppliers, distributors, partners or employees of the Parent External Adviser (other than with respect to the Parent External Adviser’s relationship with Parent and its Subsidiaries) or (C) any loss or diminution of rights or privileges (including any redemption or repayment of investments), or any creation of, increase in or acceleration of obligations, pursuant to any Contract or otherwise, on the part of the Parent External Adviser, in each case due to the negotiation, announcement, existence or performance of this Agreement or the identity of the parties to this Agreement (or any communication by the Company regarding the plans or intentions of the Company with respect to the conduct of the business of Parent or any of its Subsidiaries), or the consummation of the transactions contemplated hereby, including compliance with the covenants set forth herein (in each case, other than with respect to any Contracts of the Parent External Adviser with Parent or any of its Subsidiaries) (provided, that when “Adviser Material Adverse Effect” is used in relation to the representations and warranties of the Parent External Adviser in Sections 5.2(b) and 5.3, this clause (viii) shall be disregarded); (ix) any action taken by the Parent External Adviser which is required or expressly permitted by this Agreement; (x) any actions taken (or omitted to be taken) at the written request of the Company; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether an Adviser Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Parent External Adviser, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that, except with respect to the definitions of “Company Related Parties” and “Parent Related Parties”, no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person).

“Agreement” shall have the meaning set forth in the Preamble.

“Aggregate Cash Consideration” shall mean an amount equal to $8,000,000, as may be adjusted pursuant to Section 2.1(a)(iv)(2).

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.6(d).

“Antitrust Division” shall mean the Antitrust Division of the United States Department of Justice.

“Antitrust Laws” shall have the meaning set forth in Section 3.4.

“Applicable Law” shall mean any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, judgment or directive (including those of any self-regulatory organization) applicable to and legally binding on the Parent External Adviser, Company, Parent, Acquisition Sub or any of their respective Affiliates, directors, employees or agents, as the case may be.

Appendix A-2

“Articles of First Merger” shall have the meaning set forth in Section 1.3(a).

“Articles of Second Merger” shall have the meaning set forth in Section 1.3(b).

“BDC” shall have the meaning set forth in the Recitals.

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Book-Entry Shares” shall have the meaning set forth in Section 2.1(a)(ii).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Cash Consideration” shall have the meaning set forth in Section 2.1(a)(ii).

“Certificate of Second Merger” shall have the meaning set forth in Section 1.3(b).

“Certificates” shall have the meaning set forth in Section 2.1(a)(ii).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Company Net Asset Value” shall have the meaning set forth in Section 2.5(a).

“Closing Date” shall have the meaning set forth in Section 1.2.

“Closing Parent Net Asset Value” shall have the meaning set forth in Section 2.5(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 6.3(b).

“Company Board” shall have the meaning set forth in the Recitals.

“Company’s Charter” shall have the meaning set forth in Section 3.1.

“Company Common Stock” shall have the meaning set forth in Section 2.1(a)(i).

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

Appendix A-3

“Company IPR” shall mean all Intellectual Property Rights owned, in whole or part, by the Company or its Subsidiaries.

“Company Leased Real Property” shall have the meaning set forth in Section 3.16(b).

“Company Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that (1) would have, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) would, or would reasonably be expected to, materially impair, materially delay or prevent the Company from timely performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Company, any of its Subsidiaries, or any of the Portfolio Companies operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s or any of the Portfolio Companies’ securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (v) any failure by the Company or any of the Portfolio Companies to meet published analyst estimates or expectations of the Company’s or such Portfolio Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vi) any failure by the Company, any of its Subsidiaries, or any Portfolio Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters; (viii) the negotiation, existence, announcement, or performance of this Agreement and the consummation of the transactions contemplated hereby, including (A) the initiation of litigation by any Person with respect to this Agreement or the transactions contemplated hereby, (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any Portfolio Companies or any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries or (C) any loss or diminution of rights or privileges (including any redemption or repayment of investments), or any creation of, increase in or acceleration of obligations, pursuant to any Contract or otherwise, on the part of the Company, any of its Subsidiaries or any Portfolio Company, in each case due to the negotiation, announcement, existence or performance of this Agreement or the identity of

Appendix A-4

the parties to this Agreement (or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries), or the consummation of the transactions contemplated hereby, including compliance with the covenants set forth herein (provided, that when “Company Material Adverse Effect” is used in relation to the representations and warranties of the Company in Sections 3.3(c) and 3.4, this clause (viii) shall be disregarded); (ix) any action taken by the Company, any of its Subsidiaries, any Portfolio Company, in each case which is required or expressly permitted by this Agreement; and (x) any actions taken (or omitted to be taken) at the written request of Parent; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries operate.

“Company Material Contract” shall have the meaning set forth in Section 3.15(a).

“Company Per Share NAV” shall mean the quotient of (i) the difference of (A) the Closing Company Net Asset Value minus (B) the Aggregate Cash Consideration (as may be adjusted pursuant to Section 2.1(a)(iv)(2)) divided by (ii) the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares).

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the transactions contemplated hereby, including the First Merger.

“Company Related Parties” shall have the meaning set forth in Section 8.3(d).

“Company SEC Documents” shall have the meaning set forth in Section 3.6(a).

“Company Stockholder Approval” shall have the meaning set forth in Section 3.19.

“Company Stockholders’ Meeting” shall have the meaning set forth in Section 6.3(b).

“Company Termination Fee” shall mean $1,296,855.

“Company Termination Fee Notice” shall have the meaning set forth in Section 8.3(a).

“Competing Proposal” shall have the meaning set forth in Section 6.6(g)(i).

“Consent” shall have the meaning set forth in Section 3.4.

Appendix A-5

“Contract” shall mean any agreement, contract, subcontract, lease, sublease, investment advisory agreement, administration agreement, conditional sales contract, purchase order, sales order, task order, delivery order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment or other agreement.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by contract or otherwise. For purposes of this definition, a general partner or managing member of a Person shall always be considered to Control such Person. The terms “Controlling” and “Controlled” shall have correlative meanings.

“Determination Date” shall have the meaning set forth in Section 2.5(a).

“DE SOS” shall have the meaning set forth in Section 1.3(b).

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.7(a).

“Effective Time” shall have the meaning set forth in Section 1.3(a).

“Employee Benefit Plan” shall have the meaning set forth in Section 3.12.

“Environmental Laws” shall mean all applicable and legally enforceable Laws relating to pollution or protection of the environment, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. §2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. §1531 et seq.), and other similar state and local statutes, in effect as of the date of this Agreement.

“ERISA” shall have the meaning set forth in Section 3.12.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 2.2(a).

“Exchange Fund” shall have the meaning set forth in Section 2.2(a).

“Exchange Ratio” shall mean the quotient (rounded to four decimal places) of (i) the Company Per Share NAV divided by (ii) the Parent Per Share NAV.

“Existing Credit Facility” shall mean the Credit Agreement dated September 9, 2016, by and among OHA Investment Corporation (formerly known as NGP Capital Resources

Appendix A-6

Company), the several banks and other financial institutions from time to time a party thereto, and MidCap Financial Trust, as administrative agent, as amended by Amendment No. 1, dated September 9, 2016, and Amendment No. 2, dated September 7, 2018.

“February 2019 Confidentiality Agreement” shall mean that certain Mutual Confidentiality Agreement, dated as of February 15, 2019, by and between OHA Investment Corporation and BC Partners Advisors L.P.

“Forecasts” shall have the meaning set forth in Section 4.27.

“Form N-14” shall have the meaning set forth in Section 3.7.

“Fraud” means, of a Person, an intentional and willful misrepresentation of or with respect to a representation or warranty set forth in this Agreement by such Person that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such representation or warranty.

“GAAP” shall mean the United States generally accepted accounting principles, consistently applied in accordance with past practice.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Hazardous Materials” shall mean all hazardous or toxic substances, materials or wastes, pollutants or contaminants defined as such by, or regulated as such under, any Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iv) any capitalized lease obligations and (v) guarantees, endorsements and assumptions in respect of any of the foregoing clauses (i) through (iv).

“Inquiry” shall have the meaning set forth in Section 6.6(a).

“Intellectual Property Rights” shall have the meaning set forth in Section 3.13(c).

“Intentional Breach” shall mean any breach of this Agreement where the action or non-action constituting or giving rise to such breach was intentionally undertaken by the party taking such action, with actual knowledge that such action or non-action would or would reasonably be expected to constitute or give rise to a breach of this Agreement.

Appendix A-7

“Investment Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“IRS” shall mean the United States Internal Revenue Service.

“KBW” shall have the meaning set forth in Section 3.20.

“Knowledge” shall mean (i) with respect to the Company, the actual knowledge, after due inquiry of their direct reports, of those persons set forth in Section K of the Company Disclosure Letter, and (ii) with respect to Parent, the actual knowledge, after due inquiry of their direct reports, of those persons set forth in Section K of the Parent Disclosure Letter.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Letter of Transmittal” shall have the meaning set forth in Section 2.2(b)(i).

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind.

“Maximum Share Number” shall have the meaning set forth in Section 2.1(a)(iv)(2).

“Merger Consideration” shall have the meaning set forth in Section 2.1(a)(ii).

“Mergers” shall have the meaning set forth in the Recitals.

“MGCL” shall have the meaning set forth in the Recitals.

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.6(d)(i).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order, in each case, in any Proceeding.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Board” shall have the meaning set forth in the Recitals.

“Parent Common Stock” shall have the meaning set forth in Section 2.1(a)(ii).

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Expenses” shall have the meaning set forth in Section 8.3(b).

Appendix A-8

“Parent External Adviser” shall have the meaning set forth in the Recitals.

“Parent External Advisor Documents” shall have the meaning set forth in Section 5.1.

“Parent External Adviser Permits” shall have the meaning set forth in Section 5.4(a).

“Parent Investment Advisory Agreement” shall mean the agreement entered into by the Parent External Adviser with Parent for the purpose of providing investment advisory or investment management services.

“Parent Leased Real Property” shall have the meaning set forth in Section 4.17(b).

“Parent Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that (1) would have, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of Parent and its Subsidiaries, taken as a whole, or (2) would, or would reasonably be expected to, materially impair, materially delay or prevent the Parent from timely performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether a Parent Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which Parent or its Subsidiaries operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (v) any failure by Parent to meet published analyst estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (vi) any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters; (viii) the negotiation, existence, announcement or performance of this Agreement and the consummation of the transactions contemplated hereby, including (A) the initiation of litigation by any Person with respect to this Agreement or the transactions contemplated hereby, (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise,

Appendix A-9

with any customers, suppliers, distributors, partners or employees of Parent and its Subsidiaries or (C) any loss or diminution of rights or privileges (including any redemption or repayment of investments), or any creation of, increase in or acceleration of obligations, pursuant to any Contract or otherwise, on the part of Parent or any of its Subsidiaries, in each case due to the negotiation, announcement, existence or performance of this Agreement or the identity of the parties to this Agreement (or any communication by the Company regarding the plans or intentions of the Company with respect to the conduct of the business of Parent or any of its Subsidiaries), or the consummation of the transactions contemplated hereby, including compliance with the covenants set forth herein (provided, that when “Parent Material Adverse Effect” is used in relation to the representations and warranties of Parent in Sections 4.3(c) and 4.4, this clause (viii) shall be disregarded); (ix) any action taken by Parent or any of its Subsidiaries, in each case which is required or expressly permitted by this Agreement; and (x) any actions taken (or omitted to be taken) at the written request of the Company; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

“Parent Material Contract” shall have the meaning set forth in Section 4.16(a).

“Parent Per Share NAV” shall mean the quotient of (i) the Closing Parent Net Asset Value divided by (ii) the number of shares of Parent Common Stock issued and outstanding as of the Determination Date.

“Parent Permits” shall have the meaning set forth in Section 4.5(a).

“Parent Related Parties” shall have the meaning set forth in Section 8.3(d).

“Parent SEC Documents” shall have the meaning set forth in Section 4.6(a).

“Parent Termination Fee Notice” shall have the meaning set forth in Section 8.3(c).

“Parent Termination Fee” shall mean an amount equal to the Company Termination Fee.

“Parent Trading Plan” shall have the meaning set forth in Section 6.20.

“Payoff Letter” shall have the meaning set forth in Section 6.13.

“Permit” means any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Authority.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and

Appendix A-10

other Liens imposed by Law, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and which are not violated by the current use and operation of such leased real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to all leased real property, all Liens encumbering the interest of the fee owner or any superior lessor, sublessor or licensor, (vi) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent annual report on Form 10-K filed with the SEC by the Company and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (vii) such Liens or other imperfections of title, if any, that do not have a Company Material Adverse Effect, Parent Material Adverse Effect or Adviser Material Adverse Effect (as applicable), including Liens for any supplemental Taxes or assessments not shown by the public records, (viii) Liens disclosed on existing title reports or existing surveys, (ix) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof, (x) Liens described in Appendix A to the Company Disclosure Letter or the Parent Disclosure Letter (as applicable), (xi) in the case of Intellectual Property Rights, third party license agreements entered into in the ordinary course of business, (xii) any other Liens that will be released on or prior to the Closing Date and (xiii) the replacement, extension or renewal of any of the foregoing.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Portfolio Company” shall mean any entity in which the Company or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is or would be reflected in the Schedule of Investments included in the Company’s quarterly or annual reports.

“Proceeding” means an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative, by or before a Governmental Authority.

“Proxy Statement” shall have the meaning set forth in Section 3.7.

“Regulatory Documents” shall mean, with respect to a Person, all forms, reports, registration statements, schedules and other documents filed, or required to be filed, by such Person pursuant to applicable Securities Laws or the applicable rules and regulations of any United States or foreign governmental or non-governmental self-regulatory organization, agency or authority.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

Appendix A-11

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, agents, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“RIC” shall have the meaning set forth in Section 3.14(i).

“SDAT” shall have the meaning set forth in Section 1.3(a).

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Effective Time” shall have the meaning set forth in Section 1.3(b).

“Second Merger” shall have the meaning set forth in the Recitals.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” shall mean the Securities Act, the Exchange Act, the Investment Company Act, the Investment Advisers Act, Blue Sky Laws, all similar foreign securities laws, and the rules and regulations promulgated thereunder.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“September 2018 Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of September 28, 2018, by and between OHA Investment Corporation and BC Partners Advisors L.P.

“Share Consideration” shall have the meaning set forth in Section 2.1(a)(ii).

“Subsidiary” means, as to any Person, any corporation, partnership, limited liability company, association or other business entity that is consolidated with such Person for financial reporting purposes under GAAP.

“Superior Proposal” shall have the meaning set forth in Section 6.6(g)(ii).

“Surviving Corporation” shall have the meaning set forth in the Recitals.

“Takeover Statutes” shall have the meaning set forth in Section 3.18.

“Tail Period” means the nine-month period immediately following any termination of this Agreement pursuant to Section 8.1.

“Tail Period Transaction” means the Company’s entry into an Alternative Acquisition Agreement with respect to any Competing Proposal with a Third Party during the Tail Period; provided, that for purposes of this definition, the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”.

Appendix A-12

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority or Taxing Authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

“Tax Dividend” means a dividend or dividends, with respect to any applicable tax year, which is deductible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to the Company’s stockholders all of its previously undistributed (i) ”investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iv) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year.

“Tax Returns” shall mean returns, reports, form or information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority or Taxing Authority.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Third Party” shall mean any Person or group of Persons other than Parent, Acquisition Sub and their respective Affiliates.

Appendix A-13

Exhibit 99.1

OHA Investment Corporation to Merge with Portman Ridge Finance Corporation

Combined Entity To Be Managed by an Affiliate of BC Partners Advisors L.P.

New York – August 1, 2019 (GLOBE NEWSWIRE) — OHA Investment Corporation (NASDAQ: OHAI) (“OHAI”) and Portman Ridge Finance Corporation (“PTMN”) (NASDAQ: PTMN) (f/k/a KCAP Financial, Inc.) today announced that they have entered into a definitive agreement under which OHAI will merge with and into PTMN, a business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest”), an affiliate of BC Partners Advisors L.P. (“BC Partners”) and LibreMax Capital LLC. The transaction is the result of OHAI’s previously announced review of strategic alternatives and has been approved by a unanimous vote of the Special Committee of the Board of Directors of OHAI, the Board of Directors of OHAI (other than directors affiliated with Oak Hill Advisors, L.P., the external advisor to OHAI, who abstained from voting) and the Board of Directors of PTMN.

Transaction Highlights

•

The combined company will be externally managed by Sierra Crest and is expected to have total assets of approximately $372 million, and net asset value of approximately $181 million (each based on March 31, 2019 balance sheets, not adjusted for transaction expenses);

•

OHAI stockholders will benefit from PTMN’s lower fee structure (1.50% management fee vs current management fee of 1.75%; 17.5% incentive fee vs current incentive fee of 20.0%) and should expect to realize net investment income, net asset value and distribution accretion within the first year following closing of the transaction;

•	Following the transaction, current OHAI stockholders are expected to own approximately 16% of the combined company;

•

OHAI’s credit facility will be paid off in full at the closing of the transaction. Based on PTMN’s lower borrowing cost, the combined company can expect to realize interest savings of approximately $0.5 million per annum;

•	The transaction is expected to deliver operational synergies for the combined company as a result of the pro forma larger scale and elimination of redundant OHAI expenses;

•

Pursuant to the merger agreement, if at any time within one year after the closing date of the transaction shares of PTMN are trading at a price below 75% of its net asset value, PTMN will initiate a share buyback program of up to $10 million to support the trading price of the combined entity for up to one year from the date such program is announced;

•	PTMN stockholder approval is not required for the merger transaction, contributing to additional certainty of closing; and

•	Oak Hill Advisors, L.P., the external advisor to OHAI, intends to vote its OHAI shares in favor of the transaction.

Under the terms of the proposed transaction, OHAI’s stockholders will receive value per share (based on the net asset value per share of PTMN’s stock and the aggregate value of cash consideration) of approximately 108% of OHAI’s net asset value per share at the time of the closing of the transaction from PTMN and Sierra Crest. As of March 31, 2019, OHAI’s net asset value was $37.1 million, or $1.84 per share. In connection with the transaction, OHAI stockholders will receive a combination of (i) a minimum of $8 million in cash (approximately $0.40 per share) from PTMN (as may be adjusted as described below); (ii) PTMN shares valued at 100% of PTMN’s net asset value per share at the time of closing of the transaction in an aggregate number equal to OHAI’s net asset value at closing minus the $8 million PTMN cash merger consideration (as may be adjusted as described below); and (iii) an additional cash payment from Sierra Crest, the external adviser to PTMN, of $3 million in the aggregate, or approximately $0.15 per share. Assuming a transaction based on respective March 31, 2019 net asset values for OHAI and PTMN, adjusted for expected transaction expenses, and PTMN’s 60-day volume weighted average price through July 30, 2019 of $2.57, the merger transaction (including the Sierra Crest additional cash payment) currently values OHAI shares at approximately $1.46 per share which represents 83% of OHAI’s March 31, 2019 net asset value and a 35% premium to OHAI’s closing price on July 30, 2019.

If the aggregate number of shares of PTMN stock to be issued in connection with the merger would exceed 19.9% of the issued and outstanding shares of PTMN common stock immediately prior to the transaction closing, then the cash consideration payable by PTMN will be increased to the minimum extent necessary such that the aggregate number of shares of PTMN common stock to be issued in connection with the merger does not exceed such threshold. The exact exchange ratio for the stock component of the merger will be determined by the net asset value of OHAI and PTMN as of the closing, calculated as of 5:00 p.m. New York City time on the day prior to the closing of the transaction. In addition to approval by OHAI’s stockholders, the closing of the merger is subject to customary conditions. The parties currently expect the transaction to be completed in the fourth calendar quarter of 2019.

“We believe this transaction, which is the culmination of a thorough strategic process that OHAI’s Board of Directors initiated to enhance stockholder value, provides an attractive outcome for and is in the best interest of OHAI stockholders, while providing continued value creation opportunity for PTMN stockholders,” said Steven Wayne, OHAI’s President and Chief Executive Officer. “In addition to a significant cash consideration component, we believe our stockholders will continue to realize significant identifiable value through their continued ownership of PTMN stock and partnership with the credit team at BC Partners.”

“We are very excited to merge OHA Investment Corporation with Portman Ridge Finance Corporation, as it embodies an important step in our vision for the BDC space and is expected to be an accretive transaction for OHAI and PTMN stockholders. We believe the combined entity will benefit from having lower financing costs, a lower blended fee structure, a reduction in per share public company costs and increased trading liquidity in the equity,” said Ted Goldthorpe, President and Chief Executive Officer of PTMN and Head of BC Partners Credit.

Transaction Advisors

Keefe, Bruyette & Woods served as exclusive financial advisor to the Special Committee of OHAI’s Board of Directors. Dechert LLP served as counsel to OHAI and the Special Committee of OHAI’s Board of Directors. UBS Investment Bank served as financial advisor and Simpson Thacher & Bartlett LLP served as counsel to PTMN.

Investor Presentation and Conference Call

PTMN and OHAI will host a joint conference call on Thursday, August 1, 2019 at 2:30 pm Eastern Time to discuss the transaction. All interested persons are invited to participate on the call and can access the conference call by dialing (866) 757-5630. International callers can access the conference by dialing (707) 287-9356. Conference ID is 6296868. Callers are encouraged to dial in at least 5-10 minutes prior to the call. The presentation materials for the call will be accessible through the Investor Relations page of the OHAI’s website, http://www.ohainvestmentcorporation.com or through the Investor Relations Page of PTMN’s website, http://www,portmanridge.com.

About OHA Investment Corporation

OHA Investment Corporation (NASDAQ: OHAI) is a specialty finance company designed to provide its investors with current income and capital appreciation. OHAI focuses primarily on providing creative direct lending solutions to middle market private companies across industry sectors. OHAI is externally managed by Oak Hill Advisors, L.P., a leading independent investment firm (www.oakhilladvisors.com). OHAI’s filings with the Securities and Exchange Commission (“SEC”), earnings releases, press releases and other financial, operational and governance information are available on OHAI’s website at http://ir.ohainvestmentcorporation.com/home.

About Portman Ridge Finance Corporation

Portman Ridge Finance Corporation (NASDAQ: PTMN) is a publicly traded, externally managed investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. PTMN’s middle market investment business originates, structures, finances and manages a portfolio of term loans, mezzanine investments and selected equity securities in middle market companies. PTMN’s investment activities are managed by its investment adviser, Sierra Crest Investment Management LLC, an affiliate of BC Partners Advisors, LP and LibreMax Capital LLC.

PTMN’s filings with the SEC, earnings releases, press releases and other financial, operational and governance information are available on PTMN’s website at www.portmanridge.com.

Forward-Looking Statements

This press release may contain forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between OHAI and PTMN. We may use words such as “anticipates,” “believes,” “intends,” “plans,” “expects,” “projects,” “estimates,” “will,” “should,” “may” and similar expressions to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of OHAI stockholders voting in favor of the transaction, (v) the possibility that competing offers or acquisition proposals for OHAI will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from OHAI’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of our portfolio companies or the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions and their impact on the industries in which we invest, and (xii) other changes in the conditions of the industries in which we invest and other factors enumerated in our filings with the SEC. You should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to update our forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release. You should read this communication and the documents that we reference in this communication completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving OHAI and PTMN for which OHAI stockholder approval will be sought (the “Proposal”). In connection with the Proposal, each of OHAI and PTMN intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a proxy statement of OHAI and a prospectus of PTMN. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF OHAI ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT OF OHAI REGARDING THE PROPOSAL (THE “PROXY STATEMENT”) WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OHAI, PTMN, THE MERGER AND THE PROPOSAL. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by OHAI, from OHAI’s website at http://ir.ohainvestmentcorporation.com/home.

Participants in the Solicitation

OHAI and PTMN and their respective directors, executive officers and certain other members of management, employees of Oak Hill Advisors, L.P and its affiliates and employees of Sierra Crest Investment Management LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of OHAI in connection with the Proposal. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OHAI stockholders in connection with the Proposal will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

CONTACTS:

OHAI

Steven T. Wayne – President and Chief Executive Officer

Cory E. Gilbert – Chief Financial Officer

OHAICInvestorRelations@oakhilladvisors.com

For media inquiries, contact Kekst and Company, (212) 521-4800

Jeremy Fielding – Jeremy.Fielding@kekst.com

PTMN

Ted Gilpin – Chief Financial Officer (212) 891-5007

info@portmanridge.com

Portman Ridge Finance Corporation

650 Madison Avenue, 23rd floor

New York, NY 10022

For media inquiries, contact:

Prosek Partners

Katherine Segura

+1 (646) 818-9266

ksegura@prosek.com